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As filed with the Securities and Exchange Commission on March 17, 2000

Registration No. 33-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
Under the Securities Act of 1933

August Technology Corporation
(Exact name of registrant as specified in its charter)

Minnesota	3827	41-1729485
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code)	(I.R.S. Employer Identification Number)

August Technology Corporation
4900 West 78th Street
Bloomington, Minnesota 55435
(952) 820-0080
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Jeff O'Dell, Chief Executive Officer
August Technology Corporation
4900 West 78th Street
Bloomington, Minnesota 55435
(952) 820-0080
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Thomas R. King, Esq.	Douglas P. Long, Esq.
Robert K. Ranum, Esq.	Richard G. Erstad, Esq.
Fredrikson & Byron, P.A.	Faegre & Benson LLP
900 Second Avenue South, Suite 1100	90 South Seventh Street
Minneapolis, Minnesota 55402	Minneapolis, Minnesota 55402
(612) 347-7000	(612) 336-3000
(612) 347-7077 fax	(612) 336-3026 fax

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

   If any of the securities being registered on this Form are to be offered on a delayed or continuous basis, pursuant to Rule 415 under the Securities Act of 1933, check the following box: / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering: / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: / /

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered(1)	Proposed maximum offering price per share(2)	Proposed maximum aggregate offering price(2)	Amount of registration fee

Common Stock (no par value)	shares		$$45,000,000	$11,880.00

(1)
Includes   shares purchasable by the Underwriters to cover over-allotments.

(2)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effectiveness until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

Subject to completion, dated              , 2000

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS

        Shares

[LOGO]

Common Stock

    We are offering     shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We estimate that the initial public offering price will be between $      and $      per share. We have filed an application to qualify our common stock on the Nasdaq National Market under the symbol "AUGT".

    Investing in the common stock involves risks. See "Risk Factors" beginning on page 6.

	Per Share	Total
Public Price	$	$
Underwriting Discounts	$	$
Proceeds, before expenses, to August	$	$

    The underwriters have the right to purchase up to an additional     shares of common stock to cover over-allotments.

    The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

Needham & Company, Inc.

Adams, Harkness & Hill, Inc.

A.G. Edwards & Sons, Inc.

The date of this prospectus is             , 2000

[INSIDE FRONT COVER]

Providing information that lets semiconductor device manufacturers bring better and more affordable products to market, faster.

August Technology is a provider of automated visual inspection solutions that provide quality and process information for the semiconductor industry. This information helps the semiconductor device manufacturers better understand and improve their processes, facilitating faster time-to-market and higher yields. Ultimately, these improvements are part of the continuous evolvement of semiconductor-dependent products.

[A silicon wafer photo as background, with photos showing semiconductor material, process steps, and end-user products such as computers, communication devices, mobile phone, automobile, and others]

[August Technology Logo]

[INSIDE FRONT COVER GATEFOLD]

[Photo of our NSX Series Products and August Technology Logo]

NSX Series Automated, Micro Defect Inspection

Providing inspection and information throughout the semiconductor device manufacturing process

[Graphic showing semiconductor process, including the steps of bare wafer manufacturing, fabrication, passivation, bumping, wafer probe, dicing, pick & place, assembly, and packaging. Photo of six defect examples. Photo of products, including CV system with inspection example, multiple NSX systems, and LV 9200 with inspection example. Graphic of circular arrow showing defect information feedback]

CV Series Automated Inspection of Wafer Carriers

Final inspection of defects created during wafer processing

NSX data shared between wafer processing and test, assembly and packing facilities

Pre- and post-bump inspection for defects related to the bumping process

Identification of defects caused by prober equipment

Post-dicing inspection for defects occuring during dicing

Identification of defects caused by pick & place equipment

Final inspection, prior to packaging

LV 9200 Lead and Package Inspection System

Process analysis by customers, leading to improved productivity and yields

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock.

    We use the following trademarks of August Technology Corporation in this prospectus: August Technology®, NSX Series, LV 9000, LV 9200, and CV Series. All other trademarks, servicemarks or tradenames referred to in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY

    This summary highlights information contained elsewhere in this prospectus. You should read this prospectus carefully. All references to "we," "us," "our," "August" or "the company" in this prospectus mean August Technology Corporation. This prospectus contains forward-looking-statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking-statements as a result of a variety of factors, including those set forth under "Risk Factors" and elsewhere in this prospectus.

August Technology Corporation

    We design, manufacture, market and service automated visual inspection equipment for the detection of micro defects, which are defects generally larger than 0.5 microns, in semiconductor devices. Our fully automated inspection systems provide semiconductor manufacturers real-time information that they use to improve their processes and ultimately their profitability.

    We have sold micro defect inspection systems worldwide to many major semiconductor manufacturing companies. Our customers supply semiconductor devices used in a wide range of high-growth electronic products such as cellular phones, fiber-optic switches, personal digital assistants, cable modems, network switches and personal computers. As the life cycles of these products decrease, the time needed for semiconductor manufacturers to reach optimal production yields for their new semiconductor devices has become more critical. In addition, the increasing complexity of semiconductor devices further adds to the difficulty of quickly achieving optimal production yields. As a result of these pressures, semiconductor manufacturers need more useful and timely data about their processes to increase their yield and productivity.

    Using our expertise in machine vision technology and proprietary inspection software, our NSX series of products automatically identifies micro defects on our customers' semiconductor devices during the manufacturing process. Our systems enable early identification of faulty devices at multiple process steps, allowing semiconductor manufacturers to take corrective action before large quantities of defective devices are produced. This solution offers significant advantages over previous inspection methods which typically involved sampling performed at the end of the manufacturing process by large numbers of people using microscopes.

    Specifically, we help improve our customers' productivity and yield by providing:

  •
  fast, automated micro defect inspection;

  •
  rapid data collection and reporting;

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  scalable, modular inspection solutions;

  •
  expert application development resources; and

  •
  worldwide customer service and support.

    Our objective is to be the leading supplier of automated micro defect inspection systems. We plan to build upon our expertise in machine vision technology and proprietary software development to further capitalize on the accelerating demand for our products. Key elements of our strategy are to:

  •
  extend our technological leadership;

  •
  expand our product development relationships with customers;

  •
  capitalize on our applications solutions expertise;

  •
  expand our global sales and service network;

  •
  leverage our broad and comprehensive customer base; and

  •
  accelerate growth through strategic acquisitions.

    Our principal executive offices are at 4900 West 78th Street, Bloomington, Minnesota, 55435, and our telephone number is (952) 820-0080. We were incorporated under the laws of Minnesota in 1992. Our web site address is www.augusttech.com. The information on our web site is not part of this prospectus.

The Offering

    Unless otherwise indicated, all information in this prospectus assumes no exercise of the underwriters' over-allotment option.

Common stock offered	shares
Common stock outstanding after the offering	shares
Use of proceeds	For general corporate purposes, including working capital, research and development, capital expenditures, repayment of debt, and for potential acquisitions of complementary products, technologies or businesses. See "Use of Proceeds."
Proposed Nasdaq National Market symbol	AUGT

    The information above is as of March 16, 2000, and based on 6,109,307 shares outstanding and excludes:

  •
  outstanding options to purchase 762,481 shares of common stock;

  •
  737,519 shares of common stock reserved for future issuance under our 1997 Employee Stock Option Plan;

  •
  250,000 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan; and

  •
  6,250 shares issuable under an outstanding warrant.

Summary Financial Data
(in thousands, except per share data)

    We derived the summary financial information below as of and for each of the years ended December 31, 1997, 1998, and 1999 from our audited financial statements included elsewhere in this prospectus. We derived the summary financial information below as of and for each of the years ended December 31, 1995 and 1996 from our unaudited financial statements, which are not included in this prospectus.

    The as adjusted information reflects the application of the net proceeds from the sale of      shares of our common stock, based upon an assumed public offering price of $  per share, after deducting the estimated underwriting discounts and estimated offering expenses and after repayment of total outstanding debt.

	Year Ended December 31,
	1995	1996	1997	1998	1999
Statement of Operations Data:
Net revenues	$1,798	$3,756	$4,192	$5,787	$12,058
Gross profit	711	1,743	2,051	3,101	6,948
Operating income (loss)	55	338	313	3	(108)
Net income (loss)	$44	$215	$187	$—	$(132)

Basic net loss per share					$(0.02)

Diluted net loss per share					$(0.02)

Shares used in computing:
Basic					5,791
Diluted					5,791

	December 31, 1999
	Actual	As Adjusted
Balance Sheet Data:
Cash and cash equivalents	$—	$
Working capital	2,494
Total assets	6,676
Total debt	1,224
Total shareholders' equity	3,347

RISK FACTORS

    You should consider carefully the risks described below before you decide to buy our common stock. The risks and uncertainties described below are not the only ones facing us. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case the trading price of our common stock could fall, and you may lose all or part of the money that you have paid to buy our common stock.

One product line accounts for a significant portion of our sales

    Approximately 85% of our 1999 net revenues came from the sales of one product line, our NSX automated micro defect inspection system. We expect that this product line will continue to account for an increasing percentage of our net revenues in the future. Continued market acceptance of this product line is critical to our success. Any decline in demand for or failure to achieve continued market acceptance of this product line or any new version of this product line, would harm our business.

We expect to incur an operating loss in 2000, and may do so in other future periods.

    We anticipate that our operating expenses will increase substantially in 2000 as we increase spending related to:

  •
  expanding our research and development efforts;

  •
  enhancing our sales and marketing operations;

  •
  developing new distribution channels and strategic relationships;

  •
  improving our operational and financial systems; and

  •
  broadening our customer service capabilities.

We incurred net losses in 1998 and 1999 and we expect to incur a net loss in 2000. We cannot be certain that we will become profitable after 2000 nor that, should we become profitable, we will be able to sustain or increase our profitability in the future. Failure to achieve and sustain profitability in the future may cause our stock price to decline and make it difficult to raise additional capital.

We may not be able to obtain the necessary resources or put in place the appropriate controls to manage our rapid growth effectively.

    During the last three years, we have experienced rapid growth in our operations, the number of our employees, our product offerings and the geographic area covered by our operations. Our growth places a significant strain on our management, operations and financial systems. Our future operating results will depend upon our ability to continue to implement and improve our operating and financial controls and management information systems. To succeed, we must train and manage our employees to cope with growth and change. Failure to manage our growth effectively could negatively impact our financial condition, results of operations and profitability.

    To manage our growth, we may also need to spend significant amounts of cash to:

  •
  fund increases in expenses;

  •
  take advantage of unanticipated opportunities, such as strategic alliances or other special marketing opportunities, acquisitions of complementary businesses or assets, or the development of new products; or

  •
  respond to unanticipated developments, increasing customer demands or competitive pressures.

    If our cash, together with cash available under our credit facility, is insufficient to meet these cash requirements, we will need to seek alternative sources of financing to carry out our growth and operating strategies. We may not be able to raise needed cash on terms acceptable to us, or at all. Financing may be on terms that are dilutive or potentially dilutive. If alternative sources of financing are required but are insufficient or unavailable, we will be required to modify our growth and operating plans to the extent of available funding.

If we are unable to develop and introduce successful new products and technologies in a timely manner, our business will be harmed.

    Semiconductor equipment and processes are subject to rapid technological changes. We believe that our future success will depend in part upon our ability to continue to enhance our existing product line to meet customer needs and to develop and introduce new products in a timely manner. We cannot assure you that our product development efforts will be successful or that we will be able to respond effectively to technological change. If we are unsuccessful, our revenue, operating results or stock price could be negatively impacted.

Our market is highly competitive, and we may not be able to compete effectively.

    The semiconductor defect inspection equipment industry is highly competitive in all areas of the world. Many other domestic and foreign companies participate in the market for our NSX systems, and the industry is intensely competitive. Our current primary competitors in the market for semiconductor micro defect inspection equipment are Semiconductor Technologies & Instruments, Inc., Robotic Vision Systems, Inc., and Toray Industries, Inc. In addition, companies such as KLA-Tencor Corporation and Applied Materials, Inc., that are currently providing automated inspection products for the wafer manufacturing and processing market, may enter our market. Most of these competitors, as well as other potential competitors, have substantially greater financial resources and more extensive engineering, manufacturing, marketing, and customer support capabilities than we have. Unless we are able to invest significant financial resources in developing products and enhancing customer support worldwide, and are able to gain customer acceptance of our products, we may not be able to compete effectively.

We may not be able to recruit and retain necessary personnel.

    Our future success will depend in large part upon our ability to recruit and retain highly skilled technical, manufacturing, managerial, financial and marketing personnel. The labor market in which we operate is highly competitive and as a result, we may not be able to retain and recruit key personnel. Our failure to hire, retain, or adequately train key personnel could have a negative impact on our performance.

Our sole market is in the highly cyclical semiconductor industry, which could cause our financial results to vary greatly.

    Our business depends heavily upon capital expenditures by semiconductor manufacturers. The semiconductor industry is highly cyclical, with periods of capacity shortage and periods of excess capacity. In periods of excess capacity, the industry sharply cuts purchases of capital equipment, including our products. Thus, a semiconductor industry downturn or slowdown could substantially reduce our revenues and operating results and could hurt our financial condition.

    During portions of 1998 and 1999, excess capacity in the semiconductor industry caused semiconductor manufacturers to sharply reduce their capital spending. The excess supply was caused primarily by a period of over-investment in the industry, as well as by cyclical demand factors. The shift in demand to low-priced personal computers and currency devaluations in Asia further reduced profits of semiconductor manufacturers. The downturn in capital spending negatively impacted our sales growth during these periods. Future downturns in the semiconductor industry will likely have an adverse impact on our financial condition, results of operations and profitability.

Our future rate of growth is highly dependent on the development and growth of the market for semiconductor test and inspection equipment and the market acceptance of our products.

    We primarily target our products to address the needs of semiconductor manufacturers for micro defect inspection. If for any reason the market for semiconductor test and inspection equipment fails to grow as we expect, we may be unable to sustain our growth. In addition, our growth depends upon the adoption of our products by semiconductor manufacturers. If, for any reason, these manufacturers do not find our products to be appropriate for their use, our future growth will be adversely affected.

Our sales and operating results can fluctuate significantly from period to period.

    Our quarterly and annual operating results are affected by a wide variety of factors that could adversely affect sales or operating results or lead to significant variability in our operating results. In addition, because a significant portion of our revenue in any particular quarter has historically come from the sale of a relatively small number of systems, the loss of any sale could have a significant negative impact. A variety of factors could cause this variability, including the following:

  •
  order cancellations or delays in orders by customers;

  •
  the high selling prices of our NSX product line, which typically result in a long sales cycle;

  •
  decreases in capital spending by our customers;

  •
  new product introductions by our competitors and competitive pricing pressures;

  •
  component shortages resulting in manufacturing delays; and

  •
  delays in the development, introduction and manufacture of our products.

    We cannot predict the impact of these and other factors on our sales and operating results in any future period. Results of operations in any period, therefore, should not be considered indicative of the results to be expected for any future period. Because of this difficulty in predicting future performance, our operating results may fall below expectations of securities analysts or investors in some future quarter or quarters. Our failure to meet these expectations would likely adversely affect the market price of our common stock.

Our business may be harmed if we fail to protect our intellectual property rights.

    Our success depends in part upon our ability to obtain intellectual property rights and licenses and to preserve other intellectual property rights covering our products and our products under development. To protect these rights, we have obtained one domestic patent and intend to continue to seek patents on our inventions when appropriate. We also have 12 pending patent applications in the United States. The process of seeking intellectual property protection can be time-consuming and expensive. We cannot ensure that:

  •
  patents will issue from currently pending or future applications;

  •
  our existing patents or any new patents will be sufficient in scope or strength to provide meaningful protection or any commercial advantage to us;

  •
  foreign intellectual property laws will protect our intellectual property rights; or

  •
  others will not independently develop similar products, duplicate our products or design around our technology.

    If we do not successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our operating results.

    We also rely on trade secrets, proprietary know-how and confidentiality provisions in agreements with employees, consultants, key customers and vendors to protect our intellectual property. Other parties may not comply with the terms of their agreements with us, and we may not be able to adequately enforce our rights against these people.

Third parties may claim that we are infringing upon their intellectual property, and we could suffer significant litigation costs, licensing expenses or be prevented from selling our products.

    Intellectual property rights are uncertain and involve complex legal and factual questions. We may be unknowingly infringing upon the intellectual property rights of others and may be liable for that infringement, which could result in significant liability for us. If we do infringe upon the intellectual property rights of others, we could be forced to either seek a license to those intellectual property rights or to alter our products so that they no longer infringe. A license could be very expensive to obtain or may not be available at all. Similarly, changing our products or processes to avoid infringing upon the rights of others may be costly or impractical.

    We are responsible for any patent litigation costs. If we were to become involved in a dispute regarding intellectual property, whether ours or that of another company, we may have to participate in legal proceedings. These types of proceedings may be costly and time-consuming for us, even if we eventually prevail. If we do not prevail, we might be forced to pay significant damages, obtain licenses, modify our products or processes, stop making products or stop using processes.

We rely heavily on a few customers for a large majority of our sales.

    Sales to our 10 largest customers accounted for 72% of revenues in fiscal 1999, 60% of revenues in fiscal 1998, and 70% of revenues in fiscal 1997. Our customers are able to cancel orders with few or no penalties. If a significant customer reduces orders for any reason, our revenues, operating results, and financial condition will be negatively affected. In addition, our ability to increase our sales will depend in part upon our ability to obtain orders from new customers for whom there is intense competition.

Our dependence on subcontractors and sole or limited source suppliers may prevent us from delivering an acceptable product on a timely basis.

    We rely on subcontractors to manufacture many of the components and subassemblies for our products, and we depend on single or limited source suppliers for some of our components. Our reliance on subcontractors gives us little control over the manufacturing process and exposes us to significant risks such as inadequate capacity, late delivery, substandard quality and high costs.

    If a supplier were to become unable to provide parts in the volumes needed or at an acceptable price, we would have to identify and qualify acceptable replacements from alternative sources of supply, or manufacture the components internally. The process of qualifying subcontractors and suppliers is lengthy. We have no written supply agreements with any of our single or limited source suppliers and purchase our custom components through individual purchase orders. If we were unable to obtain these components in a timely fashion, we may not be able to meet demands for future shipments. We rely on sole suppliers for several of our components, including an image processing component. We believe that we would be able to find alternative solutions if supplies were unavailable from any of our sole source suppliers. This may take time and the disruption would adversely affect our results of operations.

Our dependence upon international customers and suppliers may reduce our revenues or impede our ability to supply products.

    International sales have accounted for a significant portion of our revenues in recent years, and we expect that the percentage of sales from international customers will continue to increase. Sales outside of North America accounted for 37% of our revenues in 1999, 27% of our revenues in 1998, and 45% of our revenues in 1997. In addition, we rely on non-U.S. suppliers for several components of the systems we sell. As a result, a major part of our revenues and the ability to manufacture our products are subject to the risks associated with international commerce. International sales and our relationships with suppliers may be hurt by many factors, including:

  •
  changes in law or policy resulting in burdensome government controls, tariffs, restrictions, embargoes or export license requirements;

  •
  political or economic instability in our target international markets;

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  longer payment cycles common in foreign markets;

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  difficulties in staffing and managing our international operations;

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  less favorable foreign intellectual property laws making it harder to protect our technology from appropriation by competitors; and

  •
  difficulties in collecting our accounts receivable because of the geographic distance and different legal rules.

    If our international sales or relationships with international suppliers are adversely affected by any of these factors, our financial condition could be adversely affected.

Our dependence upon international sales exposes us to currency risks.

    Our foreign sales are made in U.S. dollars. A strengthening in the dollar relative to the currencies of those countries where we do business would increase the prices of our products as stated in those currencies and hurt our sales in those countries. If we lower our prices to reflect a change in exchange rates, our profitability in those markets will decrease. In the past, there have been significant fluctuations in the exchange rates between the dollar and the currencies in the countries where we do business. We have not historically tried to reduce our exposure to exchange rate fluctuations by using hedging transactions. However, we may choose to do so in the future. We may not be able to do so successfully. Accordingly, we may experience economic loss and a negative impact on earnings and equity as a result of foreign currency exchange rate fluctuations.

Failure to increase our sales in Asia will negatively impact our financial performance.

    Asia is an important region for the markets we serve. We expect our dependence upon the Asian market to increase. In recent years, Asia has experienced serious economic problems including currency devaluations, debt defaults, lack of liquidity and recessions. Our revenues depend upon the capital expenditures of semiconductor manufacturers, many of whom have operations and customers in Asia. Serious economic problems in Asia would likely result in a significant decrease in the sale of equipment to the semiconductor industry. If we are unable to increase our sales in Asia, our future financial condition, revenues and operating results will be negatively affected.

We will rely upon distributors for a significant portion of our future sales, and a disruption in our relationships with these distributors could have a negative impact on our international sales.

    A substantial portion of our sales have been made through independent distributors. We expect that sales through independent distributors will represent a material portion of our sales for the next several years. In particular, all of our sales in Asia, Japan, and Europe are made through independent distributors. In 1999, sales to our exclusive distributor in Asia accounted for 14% of our net revenues, sales to our exclusive distributors in Japan accounted for 5% of our net revenues and sales to our distributors in Europe accounted for 14% of our net revenues. In 1999, we terminated our relationship with our distributor in Asia, including Japan, and we now rely on new distributors for sales to these markets. These new distributors have limited experience with our products. Our independent distributors also provide field service to our customers. The activities of these distributors are not within our control. Although we believe that we maintain good relations with our independent distributors, the relationships may nevertheless deteriorate in the future. A reduction in the sales or service efforts or financial viability of any of our independent distributors, or a termination of our relationships with them, could harm our sales, our financial results and our ability to support our customers.

You will be relying on the judgment of our management regarding our use of proceeds.

    Other than repayment of debt, we have not designated any specific use for the net proceeds from our sale of common stock described in this prospectus. Rather, we expect to use the net proceeds for general corporate purposes, including working capital, research and development, capital expenditures, and for potential acquisitions of complementary products, technologies or businesses. Consequently, our management will have significant flexibility in applying the net proceeds of this offering. You will be relying on the judgment of our management regarding the application of the proceeds. Our management will have the ability to apply the proceeds of this offering as it deems appropriate without shareholder approval.

Our business may be harmed by acquisitions we complete in the future.

    We plan to pursue acquisitions of related businesses. Our identification of suitable acquisition candidates involves risks inherent in assessing the values, strengths, weaknesses, risks and profitability of acquisition candidates, including the effects of the possible acquisition on our business, diversion of our management's attention and risks associated with unanticipated problems or latent liabilities. If we are successful in pursuing acquisitions, we may be required to expend significant funds, incur additional debt or issue additional securities, which may negatively affect our results of operations and be dilutive to our shareholders. If we spend significant funds or incur additional debt, our ability to obtain financing for working capital or other purposes could decline and we may be more vulnerable to economic downturns and competitive pressures. We cannot guarantee that we will be able to finance acquisitions or that we will realize any anticipated benefits from acquisitions that we complete. Should we successfully acquire another business, the process of integrating acquired operations into our existing operations may result in unforeseen operating difficulties and may require significant financial resources that would otherwise be available for the ongoing development or expansion of our existing business.

Because of the high cost of displacing incumbent suppliers in our markets, it is sometimes difficult for us to win customers from our competitors, even if our systems are superior to theirs.

    We believe that once a semiconductor device manufacturer has selected one vendor's capital equipment for a production line application, the manufacturer generally relies upon that capital equipment and, to the extent possible, subsequent generations of the same vendor's equipment, for the life of the application. Once a vendor's equipment has been installed in a production line, a semiconductor device manufacturer must often make substantial technical modifications and may experience production-line downtime in order to switch to another vendor's equipment. Accordingly, unless our systems offer performance or cost advantages that outweigh a customer's expense of switching to our systems, it will be difficult for us to achieve significant sales to that customer once it has selected another vendor's capital equipment for an application.

We are effectively controlled by our principal shareholders and management, which may limit your ability to influence shareholder matters or to receive a premium for your shares through a change in control.

    Upon completion of this offering, our executive officers, directors and principal shareholders and their affiliates will own 5,009,230 shares, or    %, of the outstanding shares of common stock, or         shares, or      %, if the underwriters' over-allotment option is exercised in full. As a result, they will effectively control us and direct our affairs, and have significant influence in the election of directors and approval of significant corporate transactions. The interests of these shareholders may conflict with those of other shareholders. This concentration of ownership may also delay, defer or prevent a change in control of our company and some transactions may be more difficult or impossible without the support of these shareholders.

Provisions of our articles of incorporation, our bylaws and Minnesota law could discourage potential acquisition proposals and delay or prevent a change in control.

    Anti-takeover provisions of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws and Minnesota law could diminish the opportunity for shareholders to participate in acquisition proposals at a price above the then current market price of our common stock. The provisions may also inhibit increases in the market price of our stock that could result from takeover attempts. For example, while we have no present plans to issue any additional series or classes of capital stock, our board of directors, without further shareholder approval, may issue additional series or classes that could have the effect of delaying, deterring or preventing a change in control. The issuance of additional series or classes could adversely affect the voting power of your shares. In addition, our Bylaws provide for a classified board of directors consisting of three classes as well as require a 75% vote for removal of directors. These provisions could also have the effect of delaying, deterring or preventing a change in control.

Future sales of our common stock may depress our stock price.

    Sales of substantial amounts of our stock in the public market, or the perception that these sales may occur, could adversely affect the market price of our stock. After this offering, the shares offered under this prospectus will be freely tradable. The remaining 6,109,307 shares outstanding will be available for sale at various times, with             shares available for sale after their 180-day lock-up period. See "Shares Eligible for Future Sale" for a discussion of potential future sales of our common stock.

Our stock price may be volatile and our stock may be thinly traded, which could cause you to lose a substantial part of your investment in our stock.

    The stock market in general, and the stock prices of technology companies in particular, have recently experienced volatility that has often been unrelated to the operating performance of any particular company or companies. If market or industry-based fluctuations continue, our stock price could decline regardless of our actual operating performance and you could lose a substantial part of your investment. In addition, prior to this offering, our stock could not be bought or sold on a public market. If an active public market for our stock does not develop, or if a market is not sustained after this offering, it may be difficult to resell our stock. The market price of our common stock will likely fluctuate in response to a number of factors including the following:

  •
  our failure to meet the performance estimates of securities analysts;

  •
  changes in financial estimates of our revenues and operating results by securities analysts;

  •
  the timing of announcements by us or our competitors of significant contracts or acquisitions; and

  •
  general stock market conditions.

FORWARD-LOOKING STATEMENTS

    Statements contained in this prospectus may be forward-looking statements concerning our business, operations, financial performance and financial condition. Forward-looking statements are included, for example, in the discussions about: the market for micro defect inspection systems; anticipated increases in sales of our NSX product line as a percentage of total revenues; potential future acquisitions; gross profit and operating expenses; variations in operating results; and strategy. The forward-looking statements involve risks and uncertainties and actual results may differ materially from those expressed or implied in those statements. Factors that could cause differences, include, but are not limited to, those discussed under "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

USE OF PROCEEDS

    We estimate that the net proceeds from the sale of the      shares of common stock that we are offering at an assumed public offering price of $  will be approximately $      million after deducting underwriting discounts, repayment of approximately $2.4 million in indebtedness outstanding under our revolving line of credit as of March 15, 2000, and estimated offering expenses payable by us. If the underwriters exercise their over-allotment option in full, we estimate the net proceeds from this offering will be approximately $      million.

    We expect to use the net proceeds from this offering for general corporate purposes, including working capital, research and development, capital expenditures, repayment of $2.4 million of debt, and for potential acquisitions of complementary products, technologies or businesses; however, we currently have no commitments or agreements with respect to any acquisitions. As of the date of this prospectus, except for repayment of $2.4 million of debt, we cannot specify with certainty the particular uses for the net proceeds we will receive in this offering. Accordingly, our management will have broad discretion in applying our net proceeds of this offering. Pending the uses described above, we intend to invest the net proceeds in investment grade, interest-bearing instruments.

    The interest rate on borrowings under our revolving line of credit, which expires in May 2000, was 9.2% at December 31, 1999.

DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain earnings, if any, to support the development of our business and do not anticipate paying cash dividends for the foreseeable future. Payment of future dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results and current and anticipated cash needs. In addition, our current credit facility prohibits us from paying any cash dividends without our lender's consent.

CAPITALIZATION

    The following table presents our capitalization as of December 31, 1999, on an actual basis and as adjusted to give effect to the receipt by us of the net proceeds, after deducting underwriting discounts and estimated offering expenses payable by us, from the sale of       shares of common stock in this offering at an assumed initial public offering price of $      per share and the repayment of all outstanding short-term bank debt.

	December 31, 1999
	Actual	As Adjusted
	(in thousands)
Short-term debt	$1,224	$

Shareholders' equity:
Common stock, $.01 par value, 12,000,000 shares authorized, 6,109,307 shares issued and outstanding, actual and shares as adjusted	$61
Additional paid-in capital	3,531
Deferred compensation related to stock options	(427)
Retained earnings	182

Total shareholders' equity	3,347

Total capitalization	$3,347	$

    The information in the table above excludes:

  •
  outstanding options to purchase 762,481 shares of common stock;

  •
  737,519 shares of common stock reserved for future issuance under our 1997 Employee Stock Option Plan;

  •
  250,000 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan; and

  •
  6,250 shares issuable under an outstanding warrant.

DILUTION

    Our net tangible book value as of December 31, 1999, was $3,347,030, or $0.55 per common share. Net tangible book value represents our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding. After giving effect to the sale of the       shares of common stock at an assumed initial public offering price of $      per share and deducting the underwriting discounts and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 1999, would have been $      or $      per share. This represents an immediate increase in pro forma net book value of $      per share to existing shareholders and an immediate dilution of $      per share to new investors purchasing shares of our common stock in this offering. The following table illustrates the per share dilution to the new investors.

Assumed initial public offering price per share		$
Net tangible book value per share as of December 31, 1999	$0.55
Pro forma increase in net tangible book value per share attributable to new investors

Pro forma net tangible book value per share after this offering

Dilution per share to new investors		$

    The following table summarizes, on a pro forma basis as of December 31, 1999, the differences between the existing shareholders and the new investors with respect to the number of shares of common stock purchased, the total consideration paid and the average price paid per share:

	As of December 31, 1999
	Shares Purchased			Total Consideration
						Average Price Per Share
	Number	Percent		Amount	Percent
Existing shareholders	6,109,307%			$3,168,834			$0.52
New investors			%			$

Total		100%			$100%

    The information in the table above excludes:

  •
  outstanding options to purchase 762,481 shares of common stock;

  •
  737,519 shares of common stock reserved for future issuance under our 1997 Employee Stock Option Plan;

  •
  250,000 shares of common stock reserved for future issuance under our 2000 Employee Stock Purchase Plan; and

  •
  6,250 shares issuable under an outstanding warrant.

SELECTED FINANCIAL INFORMATION

    We derived the selected financial information below as of and for each of the years ended December 31, 1997, 1998, and 1999 from our audited financial statements included elsewhere in this prospectus. We derived the selected financial information below as of and for each of the years ended December 31, 1995 and 1996 from our unaudited financial statements, which are not included in this prospectus. You should read this data in conjunction with our financial statements appearing elsewhere in this prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended December 31,
	1995	1996	1997	1998	1999
	(in thousands, except per share data)
Statement of Operations Data:
Net revenues	$1,798	$3,756	$4,192	$5,787	$12,058
Cost of revenues	1,087	2,013	2,141	2,686	5,110

Gross profit	711	1,743	2,051	3,101	6,948
Selling, general and administrative expenses	462	986	1,004	2,174	4,738
Research and development expenses	194	419	734	924	2,318

Operating income (loss)	55	338	313	3	(108)
Interest income (expense), net	—	1	(1)	(1)	(41)

Income (loss) before provision for (benefit from) income taxes	55	339	312	2	(149)
Provision for (benefit from) income taxes	11	124	125	2	(17)

Net income (loss)	$44	$215	$187	$—	$(132)

Basic net income (loss) per share	$0.01	$0.04	$0.04	$—	$(0.02)

Diluted net income (loss) per share	$0.01	$0.04	$0.04	$—	$(0.02)

Shares used in computing:
Basic net income (loss) per share	5,000	5,000	5,000	5,303	5,791
Diluted net income (loss) per share	5,000	5,000	5,003	5,303	5,791

	December 31,
	1995	1996	1997	1998	1999
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$281	$287	$260	$—	$—
Working capital	38	161	289	1,125	2,494
Total assets	974	1,352	1,794	2,686	6,676
Total debt	—	—	—	190	1,224
Total shareholders' equity	123	338	465	1,411	3,347

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    You should read the following discussion of our results of operations and financial condition in conjunction with the financial statements and other financial information included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may be materially different from those anticipated in these forward-looking statements resulting from a variety of factors, including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus.

Overview

    We design, manufacture, market and service automated micro defect inspection systems for the semiconductor industry. We began operations in 1992, and in 1993 we shipped our first product, the CV wafer cassette inspection system. In 1994, we introduced the LV 9000, a semi-automatic semiconductor lead and package inspection system. Our most recent product series, the NSX, was introduced in 1997 with the NSX-80. Due to favorable market response, we continued to advance the NSX product line and introduced the NSX-70 and the NSX-90 in the second quarter of 1998. The fourth product in the NSX series, the NSX-100, was introduced in the third quarter of 1999, with anticipated shipments to begin in the second half of 2000.

    Since 1998, we have derived a substantial majority of our revenues from our NSX systems, with remaining sales coming from our CV and LV systems, services and spare parts. Shipments of NSX systems represented approximately 85% of revenues in 1999, 71% of revenues in 1998 and 5% of revenues in 1997. NSX system sales were the principal reason our revenues increased approximately 188% between 1997 and 1999. In addition, during 1998 and 1999 we incurred significant research and development costs and operating expenses related to developing our NSX systems and in creating the infrastructure necessary to manufacture, market and service NSX systems.

    The demand for our systems depends upon growth in the semiconductor industry and the need to automate current manual inspection processes. Primary trends driving demand for our systems are:

  •
  increases in the complexity of semiconductor devices;

  •
  increases in unit production of semiconductor devices;

  •
  shortened product life cycles necessitating faster time to market; and

  •
  the emergence of next-generation materials, processing and packaging technologies.

    We recognize revenue from sales of our systems upon shipment to the customer, which generally occurs after the customer has tested and approved the system in our facility. We recognize installation and training revenue after the services are performed. We recognize maintenance contract revenue ratably over the period of the contract.

    The purchase of our systems may involve a significant commitment of our customers' personnel and financial resources to conduct technical evaluations and fund purchases. Therefore, our sales cycle generally varies from three to nine months depending upon how quickly customers perform these tasks. This uncertainty makes the timing of sales difficult to predict and may cause fluctuations in our revenues and profits from period to period.

    Our NSX systems range in price from approximately $150,000 to $900,000 per system depending on configuration and options included. This range of prices may also cause significant fluctuations in our period-to-period revenues depending on the timing, configuration and/or quantity of systems sold. Therefore, results of any prior period may not necessarily be indicative of our future performance.

    A significant portion of our revenues has been derived from customers outside North America, and we expect this to continue. In 1999, approximately 37% of our revenues were derived from customers outside North America, consisting of 22% from customers in Asia and 15% from customers in Europe. In 1998, approximately 27% of our revenues were derived from customers outside North America, consisting of 10% from customers in Asia and 17% from customers in Europe. All of our revenues to date have been denominated in United States dollars.

Results of Operations

    The following table sets forth, for the periods indicated, our financial data expressed as a percentage of net revenues:

	Years ended December 31,
	1997	1998	1999
Net revenues	100.0%	100.0%	100.0%
Cost of revenues	51.1	46.4	42.4

Gross margin	48.9	53.6	57.6
Selling, general and administrative expenses	24.0	37.6	39.3
Research and development expenses	17.5	16.0	19.2

Operating income (loss)	7.4	—	(0.9)
Interest expense	—	—	(0.3)
Interest income	—	—	—

Income (loss) before provision for (benefit from) income taxes	7.4	—	(1.2)
Provision for (benefit from) income taxes	3.0	—	(0.1)

Net income (loss)	4.4%	—%	(1.1)%

Year ended December 31, 1999 compared to year ended December 31, 1998

    Net Revenues.  Net revenues increased $6.3 million, or 108.3%, to $12.1 million in 1999 from $5.8 million in 1998. The increase in net revenues was primarily due to the continued growth in sales of our NSX systems, which increased 149% over 1998.

    Gross Profit.  Gross profit was $6.9 million, or 57.6% of net revenues, in 1999, up from $3.1 million, or 53.6% of net revenues, in 1998. The primary reason for the improvement in margin percentage is due to the increase in the number of NSX systems shipped in 1999, which have a higher gross margin than our other product lines. We do not expect our gross profit margins to increase at the same rate in the future.

    Selling, General and Administrative.  Selling, general and administrative expenses primarily consist of salaries, commissions, employee benefits and facilities costs. Selling, general and administrative expenses increased $2.6 million, or 117.9%, to $4.7 million, or 39.3% of net revenues, in 1999 from $2.2 million, or 37.6% of net revenues, in 1998. The increased expense was primarily due to the hiring of additional sales and field service employees to support our domestic and international growth. The increase as a percentage of revenue is primarily due to increased compensation, travel costs to support international market opportunities in Asia and Europe and higher advertising costs related to the continued promotion of the NSX series. We also recorded a lease obligation in 1999 of $129,500 associated with lease commitments on our previous facility. We expect our selling, general and administrative expenses to decrease as a percentage of net revenues in the future.

    Research and Development.  Research and development expenses consist primarily of salaries and related expenses of employees engaged in research, design and development activities. They also include consulting fees, prototype equipment expenses and the cost of related supplies. Research and development expenses increased $1.4 million, or 150.9%, to $2.3 million, or 19.2% of net revenues, in 1999 from $924,000, or 16.0% of net revenues, in 1998. The increase in expense resulted from the hiring of additional engineers and the use of outside services as we continued to pursue new product initiatives. We expect research and development expenses to continue to increase in dollars in future periods as we invest in product development, hire additional engineers and continue to use outside services to support our new product initiatives.

    Income Taxes.  The provision for income taxes changed to an income tax benefit of $17,500 in 1999 from income tax expense of $2,300 in 1998 as a result of a pre-tax loss in 1999 compared to a pre-tax income in 1998. We have recorded deferred tax assets based upon taxes paid in prior years that are available for carryback. We have established a valuation allowance of $22,500 related to these deferred tax assets and will continue to evaluate the recoverability of these assets. See note 5 to the financial statements.

Year ended December 31, 1998 compared to year ended December 31, 1997

    Net Revenues.  Net revenues increased $1.6 million, or 38.1%, to $5.8 million in 1998 from $4.2 million in 1997. The increase was due to the introduction of the NSX system during the second half of 1997 and the commercialization of the system throughout 1998.

    Gross Profit.  Gross profit was $3.1 million, or 53.6% of net revenues in 1998, compared to gross profit of $2.1 million in 1997, or 48.9% of net revenues. The primary reason for the improvement in gross margin percentage was due to the increase in the number of NSX systems shipped in 1998, which had a higher gross margin than our other product lines.

    Selling, General and Administrative.  Selling, general and administrative expenses increased $1.2 million, or 116.5%, to $2.2 million, or 37.6% of net revenues, in 1998 from $1.0 million, or 24.0% of net revenues, in 1997. The increased expense was due to the use of outside consultants to support administrative functions and the hiring of additional customer service representatives to support our customers. The increase as a percentage of revenue was primarily due to higher advertising and trade show costs related to the promotion of the NSX series.

    Research and Development.  Research and development expenses increased $190,000, or 25.9%, to $924,000, or 16.0% of net revenues, in 1998 from $734,000, or 17.5% of net revenues, in 1997. This increase resulted primarily from the hiring of additional engineers and the use of outside services associated with the development of the NSX series.

    Income Taxes.  The provision for income taxes decreased to $2,300 in 1998 from $125,100 in 1997. The decrease was due primarily to the lower income before income taxes in 1998. See note 5 to the financial statements.

Quarterly Results of Operations

    The following tables set forth our unaudited quarterly results of operations data for the eight quarters ended December 31, 1999, and the data expressed as percentages of our net revenues for the same periods. This information has been prepared on the same basis as the audited financial statements appearing elsewhere in this prospectus and, in our opinion, contains all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the unaudited quarterly results of operations set forth below. Results of operations for any previous quarter are not necessarily indicative of the results you can expect for the entire year or any future period.

	Quarters Ended
	Mar. 31 1998	June 30 1998	Sep. 30 1998	Dec. 31 1998	Mar. 31 1999	June 30 1999	Sep. 30 1999	Dec. 31 1999
	(in thousands)

Net revenues	$794	$1,065	$1,650	$2,279	$2,143	$3,080	$3,501	$3,334
Cost of revenues	390	464	773	1,059	865	1,381	1,428	1,436

Gross profit	404	601	877	1,220	1,278	1,699	2,073	1,898
Selling, general and administrative expenses	456	496	587	635	681	989	1,349	1,718
Research and development expenses	194	211	250	270	357	483	628	850

Total operating expenses	650	707	837	905	1,038	1,472	1,977	2,568
Operating income (loss)	(246)	(106)	40	315	240	227	96	(670)
Interest expense	—	—	(1)	(2)	(8)	(19)	(13)	(4)
Interest income	—	—	1	1	—	—	—	1

Income (loss) before provision for (benefit from) income taxes	(246)	(106)	40	314	232	208	83	(673)
Provision for (benefit from) income taxes	(93)	(40)	16	119	86	72	22	(198)

Net income (loss)	$(153)	$(66)	$24	$195	$146	$136	$61	$(475)

	Percentage of Net Revenues
	Quarters Ended
	Mar. 31 1998	June 30 1998	Sep. 30 1998	Dec. 31 1998	Mar. 31 1999	June 30 1999	Sep. 30 1999	Dec. 31 1999

Net revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenues	49.1	43.6	46.8	46.5	40.4	44.8	40.8	43.1

Gross profit	50.9	56.4	53.2	53.5	59.6	55.2	59.2	56.9
Selling, general and administrative expenses	57.4	46.6	35.6	27.9	31.8	32.1	38.5	51.5
Research and development expenses	24.4	19.8	15.2	11.8	16.7	15.7	17.9	25.5

Total operating expenses	81.8	66.4	50.8	39.7	48.5	47.8	56.4	77.0
Operating income (loss)	(30.9)	(10.0)	2.4	13.8	11.1	7.4	2.8	(20.1)
Interest expense	—	—	(0.1)	(0.1)	(0.4)	(0.6)	(0.4)	(0.1)
Interest income	—	—	0.1	0.0	—	—	—	0.0

Income (loss) before provision for (benefit from) income taxes	(30.9)	(10.0)	2.4	13.7	10.7	6.8	2.4	(20.2)
Provision for (benefit from) income taxes	(11.7)	(3.8)	1.0	5.2	4.0	2.3	0.6	(5.9)

Net income (loss)	(19.2)%	(6.2)%	1.4%	8.5%	6.7%	4.5%	1.8%	(14.3)%

    Our operating results have historically been subject to significant quarterly and annual fluctuations. We anticipate that factors affecting our future operating results will include the timing of significant orders, the timing of new product announcements and releases by us or our competitors, patterns of capital spending by customers, market acceptance of new or enhanced versions of our products and changes in the pricing of our products. In addition, the timing and level of our research and development expenditures could cause quarterly results to fluctuate. A substantial portion of our annual revenues comes from sales to a relatively small number of customers. Our revenues and operating results for a period may be affected by the timing of orders received or orders shipped during a period. See "Risk Factors—Our sales and operating results can fluctuate significantly from period to period."

Liquidity and Capital Resources

    As of December 31, 1999, we had working capital of $2.5 million, compared to $1.1 million as of December 31, 1998. The improvement in our working capital position was due primarily to higher levels of accounts receivable and inventory, partially offset by increased borrowings on our line of credit and accounts payable. As of December 31, 1999, we had $1.2 million outstanding and $1.6 million available on our line of credit.

    Cash used in operating activities was $2.4 million in 1999, $1.3 million in 1998 and cash provided by operating activities was $22,000 in 1997. Net cash used in operating activities in 1999 was due to increased accounts receivable and inventory levels related to the growth in our business in the second half of 1999, partially offset by increased accounts payable and accrued liabilities. Net cash used in operating activities in 1998 was due to increased accounts receivable and inventory levels and a decrease in customer deposits. Net cash provided by operating activities in 1997 was due to our net income of $186,000 and increases in accounts payable and customer deposits, partially offset by increases in accounts receivable and inventory.

    Net cash used in investing activities was $747,000 in 1999, $202,000 in 1998 and $49,000 in 1997. Net cash used in investing activities in 1999 was for capital expenditures made to upgrade our internal network infrastructure and purchasing new business automation software and personal computers. Net cash used in investing activities in 1998 was for capital expenditures for internal network infrastructure and personal computers.

    Net cash provided by financing activities was $3.2 million in 1999 and $1.2 million in 1998. Net cash provided by financing activities in 1999 was from increased net borrowings under our line of credit of $1.0 million and the net proceeds of $2.0 million received from the sale of 549,674 shares of common stock to investors. Net cash provided by financing activities in 1998 was from increased net borrowings under our line of credit of $190,000 and the net proceeds of $947,000 received from the sale of 548,667 shares of common stock to investors.

    During 1999, we entered into a revolving credit line with our lender that expires in May 2000 and allows borrowings of up to $2.8 million subject to availability based on accounts receivable and inventory balances. Interest is payable monthly at the 30-day London Interbank Offered Rate, or LIBOR, plus 2.8%. The revolving credit line contains financial covenants regarding our tangible net worth, capital expenditures and earnings before interest, taxes, depreciation and amortization and default provisions, including provisions related to non-payment of principal and interest, bankruptcy and default under other debt agreements. One of our directors provided our lender with a personal guarantee of up to $500,000 plus accrued interest in the event of default. We were not in compliance with one of our financial covenants as of December 31, 1999, however, we obtained a waiver of this covenant default. As of December 31, 1999, the balance outstanding under our revolving credit line was $1.2 million at an effective interest rate of 9.2%.

    We believe the proceeds from this offering, together with available funds, anticipated cash flows from operations and our line of credit, will satisfy our projected working capital and capital expenditure requirements at least through the next twelve months. To the extent that we grow more rapidly than expected, we may need additional cash to finance our operating and investing activities.

Year 2000 Issues

    We have devoted appropriate resources to minimize the risk of potential disruption from year 2000 issues. Our approach centered on components of our information system and on other impacts such as third parties. We are dependent on third parties that provide goods or services. The failure of one or more of these third parties to address any lingering year 2000 issues could have a material adverse effect on our business, financial condition, or operating results. To date, we have experienced no significant systems or other year 2000 problems in connection with the transition to the year 2000. We will continue to monitor for any year 2000 issues.

Qualitative and Quantitative Disclosure About Market Risks

    We are exposed to market risk from changes in interest rates on borrowings under our revolving line of credit. We have no derivative financial instruments in our cash and cash equivalents and generally use cash to pay down our revolving line of credit. We are not exposed to market risk from fluctuations in foreign currency exchange rates because our systems are sold in U.S. dollars.

Impact of Accounting Standards

    In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. We will implement SAB No. 101 in the first quarter of 2000 and do not expect its implementation to have a significant effect on our revenue recognition policy.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 with respect to the effective date) will be effective for us in January 2001. SFAS No. 133 requires us to recognize all derivatives as assets or liabilities on the balance sheet and to measure them at fair value on a marked-to-market basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps or collars, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked-to-market on an ongoing basis. These market value adjustments are to be included either in net earnings in the Statement of Operations or in other comprehensive income (and accumulated in stockholders' equity), depending on the nature of the transaction. We do not expect SFAS No. 133 to have a significant effect on the results of operations or financial position of the Company.

OUR BUSINESS

Introduction

    We are a worldwide leader in the design, manufacture, marketing and service of automated micro defect inspection systems used in the manufacture of semiconductor devices. Our NSX series, incorporating our proprietary software, automated materials handling capabilities and expertise in machine vision technology automates one of the last remaining manually performed tasks in semiconductor manufacturing. Typically, manufacturers rely on people using microscopes to detect defects in sample lots which is an inefficient and error-prone inspection process. Our systems automate the inspection process, allowing manufacturers to inspect 100% of their wafers or die, as well as providing powerful information that manufacturers can use to increase yield and productivity. We have sold these systems worldwide to many major semiconductor manufacturing companies.

    According to the Semiconductor Industry Association, the overall market for semiconductor devices is expected to have a compound annual growth rate of 17.5% from $144.0 billion in 1999 to $233.6 billion in 2002. This compares to a historical compound annual growth rate of 15.7% from 1985 through 1999. According to the SEMI Consensus Forecast, the overall market for semiconductor device manufacturing equipment is expected to grow with a compound annual growth rate of 17.6% from $23.4 billion 1999 to $38.1 billion in 2002. Based on the fact that automated micro defect inspection equipment has been generally unavailable until 1997, we believe that this market has been underserved and is likely to outpace the growth rate of the overall semiconductor device manufacturing equipment market.

Our Market

    The manufacture of semiconductor devices, commonly known as integrated circuits or chips, requires a number of increasingly complex steps and processes. As in-process wafers contain increasing quantities of smaller, more complex multi-level circuitry, they have become more expensive to produce. Yield, or the percentage of good die that can be realized from a wafer, and productivity are critical to the profitability of a production line, and often of semiconductor manufacturers as a whole. Therefore, the rapid detection of defects during multiple stages of the semiconductor production process has become critical.

[Semiconductor Manufacturing Process]

[Graphic depicting stages of the Semiconductor manufacturing process. The Graphic indicates that the process includes two major phases; Wafer Manufacturing and Process—consisting of Bare Wafer, Processing and Passivation and Bumping Stages, and Test, Assembly and Packaging—consisting of Bumping, Probe, Dicing, Pick & Place, Assembly and Final Test. The Graphic also indicates that Micro Defect Inspection may occur at all stages, except Packaging and Final Test.]

[Inspection for visual defects generally larger than 0.5 microns throughout the semiconductor manufacturing process.]

    If practical and cost-effective, manufacturers would inspect every wafer and die after each process step. However, historical inspection and testing methods, particularly during the test, assembly and packaging process, have not permitted this kind of extensive, real-time inspection. Instead, manufacturers, to a large extent, have relied on people using microscopes to manually inspect sample batches of wafers to detect defects during the test assembly and packaging process. In addition, this limited manual inspection has primarily occurred at the end of the production process. These manual inspection limitations lead to:

  Yield loss due to a lack of process data. Because manual inspection is infrequent and generally occurs at the end of the process, it fails to quickly identify where in the process the defects were introduced. The inability to capture data prevents semiconductor manufacturers from locating problems on a timely basis and taking corrective action. Timely corrective action could prevent costly disruptions in the manufacturing process, eliminate the scrapping of valuable wafers and improve the process for future products.

  Productivity reductions. As semiconductor devices have become more complex and the throughput of semiconductor manufacturing equipment has increased, manual inspection has become a constraint. Given this throughput limitation, manufacturers are faced with the decision of whether to add more people or reduce the frequency and volume of inspections. Further, if defects are found during manual inspection sampling, manufacturers may be forced to inspect 100% of wafer output, further decreasing throughput.

  Defective product shipments. By inspecting less than 100% of their products, manual inspection requires manufacturers to assume a greater risk of shipping defective products to end users.

  Increased labor and facility requirements. The large number of people and microscopes needed to manually inspect semiconductor devices requires valuable floor space and significant capital commitments. In addition, attracting and retaining qualified operators have become increasingly difficult.

  Slower time to market. As semiconductor device and product life cycles decrease, the time needed for semiconductor manufacturers to reach optimal production yields has become increasingly critical. This pressure to minimize time-to-market requires manufacturers to reduce the amount of time spent training operators, re-tooling production equipment and managing the logistics of a manual inspection process.

Our Solution

    We deliver completely automated micro defect inspection systems for the semiconductor manufacturing markets. Our systems provide manufacturers with valuable information about their products and processes, at a speed that makes it practical to inspect each device rather than a small sample lot. We accomplish this by combining our core competencies in machine vision technology, optics, lighting, and precision motion control with our proprietary software and extensive semiconductor-specific applications experience. Our systems merge proprietary inspection algorithms with automated material handling to provide cost-effective solutions. A scalable technology platform enables us to offer systems at several price/performance levels which satisfy our customers' diverse requirements. We design our systems to be modular, allowing our customers to upgrade and add enhancements as needs arise or capital funding becomes available. Specifically, we enable our customers to achieve significant benefits by providing:

  Fast, automated visual wafer inspection. Our systems are specifically designed to address our customers' need for fast, automated visual inspection tools. Our NSX series systems are able to inspect as many as 97 wafers-per-hour depending upon the wafer/die size and the size of the defects being detected. Depending on the application, our systems can operate approximately 100 times faster than a human operator could inspect a complex die. We believe that this speed allows our customers to inspect 100% of their production without decreasing wafer throughput.

  Data collection as an enabler to higher productivity and yields. Our systems enable semiconductor manufacturers to cost-effectively collect and process defect data at multiple key points in the production process and provide manufacturers with the information required to improve their production processes and yields. Integrated reporting and analysis tools allow manufacturers to extract critical information about product defects, including location, size and other important defect characteristics.

  Scalable, modular inspection solutions. Our NSX series is a common platform that allows us to configure flexible systems to meet our customers' product mix and throughput requirements. We provide an easy upgrade path for customers as they grow.

  Access to expert application development resources. We provide our customers with access to advanced application engineers and design experts who work collaboratively with our customers to advance their product development efforts. Our customers may draw upon our core capabilities to optimize their system performance, thus reducing their product development costs. We have also begun placing field application engineers in each of our locations around the world to work with our customers on-site and provide the knowledge and expertise to deliver a total solution.

  Worldwide customer service and support. We can provide our customers with service and support 24 hours a day, 7 days a week. Our customer service engineers and independent distributors generally install, document, maintain and repair all of our products worldwide. We also provide our customers with equipment operation and application training.

Strategy

    Our objective is to be the leading supplier of automated micro defect inspection systems. We plan to build upon our expertise in machine vision technology and our proprietary software to further capitalize on the accelerating demand for our technology. We believe that our largest opportunity for revenue growth lies with the existing semiconductor manufacturing and test and assembly facilities seeking to improve their productivity, yields and data collection. The construction of future 200mm and 300mm wafer manufacturing and processing facilities and new advanced test, assembly and packaging facilities may also provide additional growth opportunities. Key elements of our strategy are:

  Extending our technological leadership. We are committed to developing advanced automated micro defect inspection systems that meet or exceed customer requirements for semiconductor device production technology. We believe that our proprietary technology and our extensive expertise in machine vision technology, optics, software, and systems integration, provide us with an advantage over competing inspection system manufacturers. In an industry characterized by continuous semiconductor performance gains, we believe that our technical innovation will lead to increasing market acceptance of our automated micro defect inspection systems. Accordingly, we intend to continue aggressive investment in research and development to extend our technology leadership position.

  Expanding our product development relationships with customers. We will continue to strengthen our existing customer relationships by seeking opportunities for collaborative development with our customers. Customers recognize our ability and willingness to solve their particular problems through specific customizations of our products. These special projects can be customer-funded development projects that lead to further enhancements of our system capabilities. These relationships allow us to focus development efforts on challenges brought forth from our expansive customer base, assuring that solutions are targeted to demonstrated needs and potentially sizable markets, rather than to theoretical or perceived opportunities. Further, we believe that pursuing cooperative development arrangements with these leading manufacturers will provide us with critical insight into semiconductor industry trends, and may lead to the development of new systems or technologies with broad market appeal.

  Capitalizing on our applications solutions expertise. We will continue to develop our advanced application solutions expertise. As part of this strategy we plan to strengthen and enhance our Advanced Applications Development Team, which focuses on solving customer specific micro defect inspection applications. We have significant expertise solving application challenges involving wafers and devices of a variety of materials, sizes and forms that allows us to offer customers significant flexibility in the use of our tools. Our applications expertise spans the entire production process, from wafer production to test, assembly and packaging, enabling our customers to position our systems at several critical locations in their manufacturing process depending on their specific requirements.

  Expanding our global sales and service network. Together with our independent distributors, we maintain a worldwide network of sales, service, and application centers. We are continuing to strengthen these centers through increased regional staffing, expanded infrastructure, and improved information management capabilities to better communicate with and serve our customers. The strengthening of our global infrastructure provides local support to our international customers and a platform for expanding international sales. This global infrastructure assures our customers that they will receive consistent service and support regardless of their location.

  Leveraging our broad and comprehensive customer base. Many of our customers have purchased one or a limited number of our NSX systems as they begin to move from manual to automated micro defect inspection systems. We believe that as these customers experience the benefits of this limited introduction of our NSX systems, they will elect to automate additional facilities, process steps and production lines, providing the opportunity for significant follow-on sales to these customers. In addition, we believe that most major semiconductor manufacturers previously have purchased our CV wafer cassette inspection systems and as part of the purchase process have qualified us as an approved vendor. This access to such a broad base of potential purchasers provides us with opportunities to sell additional NSX systems without the extensive efforts required when approaching new customers.

  Accelerating our growth through strategic acquisitions. We intend to pursue selective strategic acquisitions of technologies, product lines and companies, particularly those with closely related technologies in high-growth markets. These acquisitions may come in the form of technology partnerships, such as licenses, business or technology acquisitions, joint ventures, or other development related activities. To help identify these opportunities, we have formed our Advanced Technology and Business Development Group. This group will focus exclusively on strategic business and technology opportunities that will help us to achieve our long-term growth objectives.

Products

    We believe that we have been pioneers in the fields of automated wafer cassette verification and automated micro defect inspection. Our first product was an automated inspection system designed to measure critical dimensions on wafer carriers used by semiconductor manufacturers. In 1997, we introduced our first NSX automated micro defect inspection system. This introduction marked a shift in our focus towards the micro defect inspection market. In 1999, revenues from the NSX product line represented over 85% of our total revenues. The NSX series is driven by advanced proprietary software and includes integrated yield enhancement tools including automated data collection and reporting, extensive communication options and fast, easy setup using Windows®-based menus.

    Automated micro defect inspection systems—NSX Series.  Our automated micro defect inspection systems deliver high-speed, consistent, reliable defect detection to semiconductor manufacturers. These systems assess the quality of products at several steps in the manufacturing process, and immediately feed critical information about process integrity to yield management or factory automation systems. This data allows for enhanced process control, and ultimately leads to improved yields. The NSX series allows for the sharing of process knowledge and inspection results within wafer production and test, assembly and packaging facilities.

    We first introduced the NSX-80 micro defect inspection system in 1997. Subsequently, we have continued to advance the product line, introducing the NSX-70 and NSX-90 in 1998 to accommodate additional throughput ranges. We introduced the NSX-B series in 1999 to focus on the emerging wafer bumping process, which offers specialized software to inspect critical features of a variety of bumped devices. The NSX-100, announced in 1999 and expected to begin shipping in 2000, will deliver greater processing speed to customers demanding more throughput. While individual inspection speeds will vary, our NSX-100 series systems are able to inspect as many as 97 wafers-per-hour.

    Our NSX systems range in price from approximately $150,000 to $900,000, depending upon the complexity of the configuration. Customers may tailor systems towards their specific application, process, or budget, by choosing from a range of system capabilities including:

  •
  application specific software such as bump inspection and three-dimensional, or 3D, height measurement;
  •
  various material handling abilities including whole wafers, sawn wafers on film frames, and other device carriers including Auer boats;
  •
  selectable defect resolution down to 0.5 microns;
  •
  capability to inspect components made from materials other than silicon such as gallium arsenide, copper and glass;
  •
  ability to inspect samples ranging from individual integrated circuits to next generation 300mm wafers; and
  •
  communications and network options, including the industry-standard protocol SECS/GEM.

    Other Products.  We offer a series of cassette verification systems, referred to as the CV series, designed to automatically verify critical wafer carrier dimensions. Using advanced machine vision technology and proprietary software, our CV systems identify out-of-tolerance cassettes, allowing semiconductor device manufacturers to remove dimensionally defective cassettes and thereby decrease wafer damage and improve yield. Systems within the CV series range in price from $85,000 to $140,000 depending upon the configuration of the system.

    We also offer the LV 9200, a semi-automatic lead and package inspection system. The LV 9200 allows semiconductor manufacturers to identify sources of in-process lead damage and allows device purchasers to verify incoming shipments for lead damage prior to acceptance. The LV 9200 ranges in price from $30,000 to $40,000.

Research and Development

    Our success depends upon our ability to effectively develop and commercialize new technologies and products. Our research and development activities emphasize application development and new product introductions in collaboration with our customers. Our engineering teams support these efforts with software development, machine vision technology, optics, lighting, and precision motion control expertise. We work closely with our customers to define new product features and to identify emerging applications for our products. Our research and development efforts during 1998 and 1999 focused on developing new applications solutions and automation modules for the NSX product line. We spent 19.2% of our revenue on research and development during 1999, 16.0% during 1998 and 17.5% during 1997.

    To maintain technical leadership in the automated micro defect inspection market and continue our pace of new product development, we plan to spend aggressively in research and development and add additional capabilities and options to our systems.

Customers

    We have sold our NSX systems to many of the leading semiconductor manufacturers throughout the world. During 1999, Motorola and Quasys AG, our European distributor, each accounted for approximately 11% of revenues. No other customers accounted for more than 10% of our revenues.

Sales, Marketing and Distribution

    We sell directly to customers in the U.S. and intend to continue providing direct sales, service and field application support through strategically placed offices. We currently have domestic sales and service offices in Silicon Valley, California; Phoenix, Arizona; Raleigh, North Carolina; and at our corporate headquarters in Bloomington, Minnesota.

    Our experienced independent distributors provide sales and service to key customers in their respective geographic regions. Our primary distributors are Metron Technology B.V. in Asia, excluding Japan, Marubeni Solutions Corporation in Japan, and Quasys AG and Firfax Systems in Europe. For maximum effectiveness, we plan to complement our distributors' staffs at these offices with highly trained field applications engineers.

    During 1999, sales to customers in North America constituted approximately 63% of our total revenues, sales to customers in Europe constituted approximately 15% and sales to customers in Asia constituted approximately 22%. We believe that the Asian semiconductor device market represents significant future sales opportunities. According to SEMI, sales of semiconductor capital equipment in Asia represented approximately 57% of worldwide semiconductor equipment sales during 1999. To increase sales in Asia, we formed new distribution relationships with Metron and Marubeni in 1999. In addition, we plan to hire local field application engineers, increase our Asian sales presence and expand our marketing campaigns.

Backlog

    Our backlog was $3.1 million as of December 31, 1999, as compared to $874,000 as of December 31, 1998. Our backlog consists of orders for which we have accepted purchase orders and assigned shipment dates within the next twelve months. Orders from our customers are subject to cancellation or delay by the customer without penalty. Historically, order cancellations and order rescheduling have not been significant. However, orders presently in backlog could be cancelled or rescheduled. Since only a portion of our revenues for any fiscal quarter represents systems in backlog, we do not believe that backlog is a meaningful or accurate indication of our future revenues and performance.

Competition

    While we believe that we currently have a significant lead in the commercialization of solutions for the micro defect inspection market, several other firms also manufacture similar products. Our primary competitors are Semiconductor Technologies & Instruments, Inc., Robotic Vision Systems, Inc., and Toray Industries, Inc. In addition, a number of other companies are active in the semiconductor capital equipment market, particularly in the automated inspection for sub-micron defects in the wafer processing portion of the semiconductor manufacturing process, and could become competitors in the future. Many of our competitors and potential competitors have substantially greater financial, engineering, manufacturing and marketing resources than we do.

    Significant competitive factors in our market include performance, ease of use, development of new technologies, established customer base, application support, customer service, product flexibility, price and ability to deliver products on a timely basis. We believe we compete favorably with respect to these factors, but must continue to develop and design new and improved products in order to maintain our competitive position.

Manufacturing

    We manufacture our products at our headquarters in Bloomington, Minnesota. We combine proprietary software and components developed in our facilities with components and subassemblies obtained from outside suppliers. To meet specific customer requirements, we often manufacture products that include custom system engineering and software development. Our manufacturing operations do not require a major investment in capital equipment.

    We obtain certain components, subassemblies and services necessary for the manufacture of our systems from a sole supplier or limited group of suppliers. We do not maintain any long-term supply agreement with any of our suppliers. We are relying increasingly on outside vendors to manufacture many components and subassemblies.

Intellectual Property

    Proprietary information plays a significant role in the development of our products. We rely upon a combination of contract provisions, copyright, trademark and trade secret laws to protect our proprietary rights in products. We also have a policy of seeking U.S. and foreign patents on technology considered of particular strategic importance. Currently we have one issued U.S. patent and 12 pending U.S. patent applications. We have also applied for foreign patent rights. The technological focus of these issued and pending applications includes general semiconductor inspection techniques as well as devices, systems and processes in the following areas: lighting, focusing, material handling, imaging, inspecting and data manipulating.

    Although we believe that the copyrights, trademarks and U.S. patents we own are of value, we do not believe that they will determine our success, which depends principally upon our engineering, manufacturing, marketing and service skills. However, we intend to protect our rights when, in our view, others infringe upon these rights. We license some of our non-exclusive software programs from third party developers and incorporate them in our products.

Employees

    As of February 29, 2000, we employed 100 people, including 34 in engineering, 17 in manufacturing and quality assurance, 14 in service, technical support and training, 19 in sales and marketing, and 16 in administration. We also employ independent contractors and temporary employees. None of our employees is represented by a labor union, and we consider our employee relations to be good.

Facilities

    All of our facilities are leased. Our headquarters is located in Bloomington, Minnesota, where corporate administration, sales and customer support and manufacturing and engineering are located in a 42,818 square foot facility. The lease on the facility provides for increases in the total available square feet to approximately 80,000 square feet throughout the term of the lease to meet our anticipated growth needs. The lease expires on November 30, 2004, but may be renewed by us for an additional three-year term.

MANAGEMENT

Executive Officers, Key Employees and Directors

    Our executive officers, directors and key employees, and their ages as of March 15, 2000, were as follows:

Name	Age	Position
Jeff L. O'Dell(1)	38	President, Chief Executive Officer and Director
Thomas C. Velin	38	Chief Financial Officer
David L. Klenk	35	Chief Operating Officer
Thomas C. Verburgt	37	Chief Technical Officer and Director
Mark R. Harless	40	Chief Engineer and Director
Donald M. Nutzmann	39	Vice President of Engineering
D. Mayson Brooks	41	Vice President of Sales and Marketing
Wayne J. Hubin	57	Vice President of Manufacturing
James A. Bernards(1)(2)	53	Director
Roger E. Gower(1)(2)	59	Director
Brad D. Slye(2)	40	Director
Michael W. Wright	53	Director

(1)
Member of our Audit Commitee.

(2)
Member of our Compensation Committee.

    Jeff L. 0'Dell co-founded August Technology Corporation in 1992 and has served as our president and chief executive officer since 1992, and chairman of our board since 1994. From August 1987 to August 1992, Mr. O'Dell was director of sales and marketing for MicroVision Corporation, which develops and manufactures robotic and inspection systems. From February 1985 to August 1987, Mr. O'Dell was a field applications engineer for Cognex Corporation, which designs, develops and markets machine vision systems that are used to automate a wide range of manufacturing processes. From March 1984 to February 1985, Mr. O'Dell served as a systems analyst for Control Data Corporation. Mr. O'Dell received a B.S. in mechanical engineering from the University of Minnesota.

    Thomas C. Velin became our chief financial officer in September 1998. Prior to joining us, Mr. Velin was chief financial officer for Lloyd's Food Products, Inc., a producer of specialty food products, from May 1996 to June 1998. From November 1989 to May 1996, Mr. Velin was corporate controller for Telex Communications, Inc., a provider of sophisticated audio, wireless and multimedia communications equipment for commercial, professional and industrial customers. Mr. Velin received a B.S. in accounting from the University of Minnesota and is a licensed certified public accountant.

    David L. Klenk has been with us since April 1993, most recently as chief operating officer, and served on our board of directors from 1994 to March 2000. Mr. Klenk oversees the engineering, manufacturing, customer service, and human resources groups. Prior to becoming our chief operating officer in April 1999, Mr. Klenk served as our director of operations, where he managed finance, purchasing, facilities, and human resources. Mr. Klenk holds a B.S. in business administration from Northern Arizona University and a M.B.A. in finance and entrepreneurship from the University of Arizona.

    Thomas C. Verburgt has been with us since April 1993, most recently as chief technology officer, and has served on our board of directors since 1994. Prior to becoming our chief technology officer in September 1999, Mr. Verburgt served as our director of software engineering since joining us in April 1993. Prior to joining us, Mr. Verburgt held a senior software engineering position at MTS Systems Corporation, from January 1992 to April 1993. MTS Systems is a technology based company providing engineering services, equipment and software for applications in research product development, quality control and production. From June 1984 to January 1992, Mr. Verburgt was senior software engineer for the Perkin Elmer Corporation, a manufacturer of instrument systems and software for the pharmaceutical, biotechnology, agricultural and chemical industries. Mr. Verburgt received a B.S. in software engineering from the University of Wisconsin.

    Mark R. Harless co-founded August Technology Corporation in 1992 and has been a member of our board of directors since 1994. Mr. Harless has held various positions with us, most recently serving as our chief engineering officer. From 1988 to 1992, Mr. Harless was a systems engineer at MicroVision Corporation, where he developed custom robotic and inspection systems. From 1985 to 1988, Mr. Harless worked as a development engineer at Honeywell, Inc. Mr. Harless received his B.S. in mechanical engineering from the University of Minnesota.

    Donald M. Nutzmann became our vice president of engineering in September 1999. Prior to joining us, Mr. Nutzman served in various capacities for Secure Computing, Inc., from August 1995 to June 1999, most recently as vice president and general manager of their advanced technology division. Secure Computing makes and sells a comprehensive line of products designed to control access to and provide security for computer networks. Prior to that, he held various project management and systems engineering management positions at Alliant Techsystems, a supplier of aerospace and defense technologies to the U.S. government, from September 1990 to July 1995. Mr. Nutzmann received a B.S. in electrical engineering from the University of Minnesota.

    D. Mayson Brooks became our vice president of sales and marketing in July 1999. Prior to joining us, from June 1987 through June 1999, Mr. Brooks worked in various managerial capacities for Air Products and Chemicals, Inc., most recently as commercial manager, European electronics division. Mr. Brooks served from June 1981 to May 1987 in the United States Navy and was awarded two achievement medals. Mr. Brooks holds a B.S. in engineering from the United States Naval Academy and a M.B.A. from the University of North Carolina.

    Wayne J. Hubin has been our director of manufacturing since November 1999. Before joining us, Mr. Hubin was manufacturing operations manager for BOC Edwards, Inc. from August 1999 to November 1999. From 1984 to August 1999, Mr. Hubin worked in various managerial capacities for FSI International, Inc., a supplier of micro-lithography, surface conditioning and chemical arrangement equipment used in the fabrication of microelectronics, most recently as manufacturing operations manager.

    James A. Bernards became a member of our board of directors in 1998. Mr. Bernards is currently president of Facilitation, Inc., a business consulting services company, and president of Brightstone Capital, Ltd., a venture capital fund manager. Mr. Bernards was co-founder and president of the accounting firm of Stirtz, Bernards & Co. from May 1981 to June 1993. He currently serves as a director of three public companies, Health Fitness Corporation, Fieldworks, Inc. and FSI International, Inc., and several private companies. Mr. Bernards received a B.S. in business from the University of Minnesota.

    Roger E. Gower became a member of our board of directors in 1998. Since April 1995, Mr. Gower has been chairman of the board, president, chief executive officer and director of Micro Component Technology, Inc. Prior to that time, Mr. Gower was employed by Datamedia Corporation of Nashua, New Hampshire, a network and PC security software development company, where he served as president and chief executive officer since 1991. Prior to 1991, he was president and chief executive officer of Intelledex, Inc., a Corvallis, Oregon-based manufacturer of robotic and automation systems for the semiconductor and disk drive manufacturing industries. He currently serves as a director for Quad Systems Corporation. Mr. Gower holds a BS in electrical engineering from the University of Mississipi.

    Brad D. Slye became a member of our board of directors in 1994. Since January 1997, Mr. Slye has been chairman of the board and president of Electro Sensors, Inc. Prior to that time, he served in various engineering management positions with Electro Sensors, Inc., since 1987. Mr. Slye holds a B.S. in electrical engineering from the University of Minnesota.

    Michael W. Wright has been a member of our board of directors since March 2000. Since 1998, he has been senior vice president of corporate marketing of Entegris, Inc., a supplier to semiconductor manufacturers. From 1996 to 1998, Mr. Wright was vice president and general manager of Integrated Solutions, Inc., a lithography supplier. From 1995 to 1996, he was director of International Design Corporation. Mr. Wright is also the founder of Wright Williams and Kelly, and a graduate of the U.S. Navy Nuclear Power Program.

Compensation of Directors

    Our board of directors has adopted the 1998 Board of Directors Compensation Plan, under which the board or its committees has broad power to award directors compensation in the form of options or cash payments. Our directors currently receive a grant of 15,000 shares of our common stock upon election to our board. In addition, our non-employee directors receive an option to purchase 5,000 shares of common stock during each year of service.

Executive Compensation

    The following table sets forth information with respect to compensation we paid in 1999 for services to us by our chief executive officer and our four other highest-paid executive officers whose total salary and bonus for the fiscal year exceeded $100,000.

1999 Summary Compensation Table

	Annual Compensation		Long Term Compensation
Name and Principal Position	Salary	Bonus	Securities Underlying Options
Jeff L. O'Dell President, Chief Executive Officer	$109,000	$52,200	1,500
Thomas C. Velin Chief Financial Officer	103,000	50,300	100,000
David L. Klenk Chief Operating Officer	85,000	40,800	141,500
Thomas C. Verburgt Chief Technology Officer	114,000	50,400	1,500
Mark R. Harless Chief Engineer	105,000	50,400	1,500

Option Grants During 1999

    The following table provides information related to stock options granted to the named executive officers during 1999.

	Individual Grants
	Number of Shares Underlying Options Granted				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term(2)
		Percentage of Total Options Granted to Employees in 1999
Name			Exercise Price per Share(1)	Expiration Date
					5%	10%
Jeff L. O'Dell	—	—	—	—	—	—
Thomas C. Velin	15,000	5.2%	$3.56	12/31/06	$21,739	$50,661
David L. Klenk	40,000	13.7%	$3.56	12/31/06	$57,971	$135,097
Thomas C. Verburgt	—	—	—	—	—	—
Mark R. Harless	—	—	—	—	—	—

(1)
The option exercise price may be paid in shares of common stock owned by the executive officer, in cash, unless the board or one of its committees, in its sole discretion, rejects the optionee's election to pay in cash.

(2)
The potential realizable value portion of the foregoing table illustrates value the officer might realize upon exercise of the options immediately prior to the expiration of their term, assuming the specified compounded rates of appreciation on our common stock over the term of the options. These numbers do not take into account provisions of some options providing for termination of the option following termination of employment, nontransferability or vesting over periods of up to three years.

Year-End Option Values

    The following table provides information related to the number and value of options held at year-end. We do not have any outstanding stock appreciation rights, or "SARs".

			Value of Unexercised In-the-Money Options at December 31, 1999(1)
	Number of Shares Underlying Unexercised Options at December 31, 1999
Name
	Exercisable	Unexercisable	Exercisable	Unexercisable
Jeff L. O'Dell	1,500	—
Thomas C. Velin	17,000	83,000
David L. Klenk	61,500	80,000
Thomas C. Verburgt	1,500	—
Mark R. Harless	1,500	—

(1)
There was no public trading market for the common stock as of December 31, 1999. Accordingly, these values have been calculated on the basis of an assumed initial public offering price per share of $    minus the applicable exercise price per share.

Benefit Plans

    Stock Options.  Our board of directors and shareholders adopted our 1997 Stock Option Plan to provide for the granting of stock options to key employees and other key service providers. Our stock option plan permits the granting of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, and also nonqualified stock options that do not meet the requirements of Section 422. We have reserved 1,500,000 shares of our common stock for issuance upon exercise of options granted under our stock option plan, subject to shareholder approval. As of December 31, 1999, we had outstanding options to purchase an aggregate of 762,481 shares under our stock option plan. The plan terminates on July 30, 2007.

    We may not grant incentive options at exercise prices less than the fair-market value of our common stock on the date of grant, or, for an option granted to a person holding more than 10% of our voting stock, at less than 110% of fair-market value and we may not grant non-qualified options at an exercise price less than 85% of fair-market value on the date of grant. An optionee who leaves us because of death, disability or retirement will have all of his or her options outstanding vest immediately, and have three months to exercise his or her options in the case of retirement and one year to exercise his or her options in the case of death or disability. If an optionee's employment or service with us is terminated for any reason other than death, disability or retirement, all of his or her options will immediately terminate. Options may not be transferred other than by will or the laws of descent and distribution and may be exercised during the lifetime of an optionee only by the optionee. The term of each incentive option, which is fixed at the date of grant, may not exceed ten years from the date the option is granted, except that an incentive option granted to a person holding more than 10% of our voting stock may be exercisable only for five years. The term of each non-qualified option, which is fixed at the date of grant, may not exceed ten years and one month from the date the option is granted. Options may be made exercisable in whole or in installments.

    Employee Stock Purchase Plan.  On March 10, 2000, our board of directors authorized our officers to adopt our 2000 Employee Stock Purchase Plan. Our shareholders will also be asked to approve the adoption of the plan. We adopted the employee stock purchase plan to provide a means for employees to purchase our common stock at a favorable price and without incurring brokers' fees. We intend that our employee stock purchase plan will qualify as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code of 1986. Under our employee stock purchase plan, all employees will be permitted to purchase our common stock through payroll deductions during each of two six-month phases, with one phase beginning on January 1 and ending on June 30 of each year and the second phase beginning on July 1 and ending on December 31 of each year. Our employee stock purchase plan permits our employees to purchase shares at 85% of the lesser of market value at the commencement or termination of each phase. Market value is the closing Nasdaq quoted price on the first day or last day of each six-month phase. During each phase, an employee may not purchase more than the number of shares purchasable with 10% of the employee's salary for the six-month phase. We have reserved 250,000 shares for issuance pursuant to our employee stock purchase plan.

    401(k) Plan.  Effective June 1996, our board of directors adopted an employee savings and retirement plan covering certain of our employees. Pursuant to the 401(k) plan, eligible employees may elect to reduce their current compensation by up to the lesser of 15% of such compensation or the statutorily prescribed annual limit, which was $10,000 in 1999, and have the amount of such reduction contributed to the plan. We may make contributions equal to 50% of the first 4% of the total of an employee's elective contribution and/or their after-tax employee contribution up to a maximum of $10,000 to the plan on behalf of eligible employees. Additionally, we may make an additional non-matching contribution on a discretionary basis on behalf of all eligible employees. The plan is intended to qualify under Section 401 of the Internal Revenue Code so that contributions by employees or by us to the plan, and income earned on the plan contributions, and so that contributions by us, if any, will be deductible by us when made. The trustees under the plan, at the direction of each participant, invest the employee salary deferrals in selected investment options. We made monthly contributions to the plan in 1999. We expect to continue to make monthly contributions at least through 2000.

    August Technology 2000 Annual Award Plan.  Our compensation committee has adopted, pending approval of our board of directors, our 2000 Annual Award Plan. The plan provides awards to our executive officers and other key employees who meet specified annual corporate performance goals. Under the plan, the value of award can range up to 78% of the executive officer's base salary.

    Employment Agreement.  Mr. Velin is employed as our Chief Financial Officer under an agreement dated September 21, 1998, that provides a base salary of $121,000 per year, subject to adjustment at least annually by our board of directors. The employment agreement also provides that if a business combination occurs prior to September 21, 2000, and Mr. Velin is terminated, he will receive six months salary and a bonus equal to six months salary. Mr. Velin is also eligible for incentive compensation at the discretion of our board. The agreement also contains certain fringe benefits and confidentiality provisions.

PRINCIPAL SHAREHOLDERS

    The following table sets forth certain information with respect to the beneficial ownership of our outstanding common stock by (1) each director; (2) our executive officers; (3) all of our directors and executive officers as a group; and (4) all those known by us to be beneficial owners of more than 5% of our common stock.

    Unless otherwise specified, the business address of the shareholder is our address as set forth in this prospectus.

    Beneficial ownership is determined in accordance with the rules of the SEC and generally means sole or shared power to vote or direct the voting or to dispose or direct the disposition of any common stock. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based upon 6,109,307 shares of common stock outstanding as of March 15, 2000, and      shares of common stock outstanding after completion of this offering assuming no exercise of the underwriters' over-allotment option.

	Beneficial Ownership Prior to Offering		Beneficial Ownership After Offering(1)
Beneficial Owner	Number of Shares	Percent	Number of Shares	Percent
Jeff L. O'Dell (2)	1,126,366	18.4	1,126,366
Mark R. Harless (3)	1,403,398	23.0	1,403,398
Thomas C. Verburgt (4)	844,883	13.8	844,883
Thomas C. Velin (5)	55,712	*	55,712
David L. Klenk (6)	65,225	1.1	65,225
James A. Bernards (7)	442,146	7.2	442,146
Roger E. Gower (8)	20,000	*	20,000
Brad D. Slye (9)	1,051,500	17.1	1,051,500
Wayne J. Hubin	0	*	0
Michael W. Wright	0	*	0
Donald M. Nutzmann	0	*	0
D. Mayson Brooks	0	*	0
ESI Investment Company (10)	1,051,500	17.1	1,051,500
Brightstone Capital (11)	442,146	7.2	442,146
All directors and executive officers as a group (12 persons) (12)	5,009,230	79.7	5,009,230

*
Less than one percent.
(1)
Assumes no shares are purchased in this offering by the persons identified above.
(2)
Includes 1,500 shares subject to a stock option held by Mr. O'Dell exercisable within 60 days.
(3)
Includes 1,500 shares subject to a stock option held by Mr. Harless exercisable within 60 days.
(4)
Includes 1,500 shares subject to a stock option held by Mr. Verburgt exercisable within 60 days.
(5)
Includes 17,000 shares subject to a stock option held by Mr. Velin exercisable within 60 days and 31,646 shares held jointly by Mr. Velin and his wife.
(6)
Includes 61,500 shares subject to stock options held by Mr. Klenk exercisable within 60 days.
(7)
Represents 20,000 shares subject to stock options held by Mr. Bernards exercisable within 60 days, 250,000 shares owned by Fund 8 LP, and 172,146 shares owned by Dougherty Summit Opportunity Fund I.
(8)
Represents 20,000 shares subject to stock options held by Mr. Gower exercisable within 60 days.

(9)
Represents 51,500 shares subject to stock options held by Mr. Slye exercisable within 60 days and 1,000,000 shares owned by ESI Investment Company.
(10)
Represents 51,500 shares subject to stock options held by Brad D. Slye exercisable within 60 days, and 1,000,000 shares owned by ESI Investment Company. ESI Investment Company is located at 6111 Blue Circle Drive, Minnetonka, Minnesota.
(11)
Represents 20,000 shares subject to stock options held by James A. Bernards exercisable within 60 days, 250,000 shares owned by Fund 8 LP and 172,146 shares owned by Dougherty Summit Opportunity Fund I. Brightstone is located at 7200 Metro Boulevard, Edina, Minnesota.
(12)
Includes 174,500 shares subject to stock options held by officers and directors exercisable within 60 days.

DESCRIPTION OF CAPITAL STOCK

General

    Subject to the approval of our shareholders, our authorized capital stock consists of 30,000,000 shares of capital stock, no par value, of which 28,000,000 shares are common stock and 2,000,000 shares are undesignated as to class or series. As of March 15, 2000, we had 6,109,307 shares of common stock issued and outstanding.

Common Stock

    The holders of our common stock:

  •
  have equal ratable rights to dividends from funds legally available, when, as and if declared by our board of directors;

  •
  are entitled to share ratably in all our assets available for distribution to holders of our common stock upon liquidation, dissolution or winding up of our affairs; and

  •
  are entitled to one vote per share on all matters that shareholders may vote on at all meetings of shareholders.

All of the shares of our common stock now outstanding are fully paid and nonassessable and the shares of our common stock to be issued upon completion of this offering will be fully paid and nonassessable. We have no redemption, sinking fund, conversion or preemptive rights with respect to the shares of our common stock. The holders of our common stock do not have cumulative voting rights. Subject to the rights of any future series or classes of capital stock, the holders of more than 50% of our outstanding shares voting for the election of directors can elect all of our directors to be elected, if they so choose. In that event, the holders of the remaining shares will not be able to elect any of our directors.

Undesignated Stock

    Under Minnesota law and our amended and restated Articles of Incorporation, no action by our shareholders is necessary, and only action of the board of directors is required, to authorize the issuance of any of our undesignated stock. Our board of directors is empowered to establish, and to designate the name of, each class or series of the undesignated shares and to set the terms of the shares, including terms with respect to redemption, sinking fund, dividend, liquidation, preemptive, conversion and voting rights and preferences. Accordingly, our board of directors, without shareholder approval, may issue preferred stock having rights, preferences, privileges or restrictions, including voting rights, that may be greater than the rights of holders of common stock.

    It is not possible to state the actual effect of the issuance of any shares of an additional designated class or series or capital stock upon the rights of holders of the common stock until our board of directors determines the specific rights of the holders of any additional series or class. However, the effects might include, among other things, restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock and delaying or preventing a change in control without further action by our shareholders. We have no present plans to designate any additional class or series of capital stock.

Warrants

    We issued a warrant dated July 24, 1998, which expires on July 23, 2005, to purchase 6,250 shares of our common stock at an exercise price of $1.80 per share to III-D Capital, LLC, in connection with a private placement of our common stock.

Potential Anti-Takeover Effect of Provisions of Charter Documents and Minnesota Law

    Provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to be effective upon the closing of this offering and of Minnesota law described below could have an anti-takeover effect. These provisions are intended to provide management flexibility to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board and to discourage an unsolicited takeover of the company, if the board determines that such a takeover is not in the best interests of the company and our shareholders. However, these provisions could have the effect of discouraging attempts to acquire us which could deprive our shareholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

    Under our Bylaws, the board of directors will be classified into three classes of directors, and directors may be removed by shareholders only by a vote of holders of at least 75% of the voting power. For the shareholders to call a special meeting, our Bylaws require that holders of at least 10% of the voting power must join in the request. Our Bylaws establish procedures, including advance notice procedures, with regard to shareholder proposals and the nomination of candidates for election as directors.

    Section 302A.671 of the Minnesota Statutes applies, with certain exceptions, to any acquisitions of our voting stock from a person other than us, and other than in connection with certain mergers and exchanges to which we are party resulting in the beneficial ownership of 20% or more of the voting stock then outstanding. Section 302A.671 requires approval of the granting of voting rights for the shares received pursuant to any such acquisitions by a majority of our shareholders. In general, shares acquired without this approval are denied voting rights and can be called for redemption at their then fair market value by us within 30 days after the acquiring person has failed to deliver a timely information statement to us or the date the shareholders voted not to grant voting rights to the acquiring person's shares.

    Section 302A.673 of the Minnesota Statutes generally prohibits any business combination by us, or any subsidiary of us, with any shareholder that purchases 10% or more of our voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination is approved by a committee of all of the disinterested members of our board of directors before the interested shareholder's share acquisition date.

    Section 302A.675 of the Minnesota Statutes generally prohibits an offeror from acquiring shares of a publicly held Minnesota corporation within two years following the offeror's last purchase of the corporation's shares pursuant to a takeover offer with respect to that class, unless the corporation's shareholders are able to sell their shares to the offeror upon substantially equivalent terms as those provided in the earlier takeover offer. This statute will not apply if the acquisition of shares is approved by a committee of all of the disinterested members of our board of directors before the purchase of any shares by the offeror pursuant to a takeover offer.

Transfer Agent and Registrar

    Our transfer agent and registrar with respect to our common stock will be Norwest Bank Minnesota, National Association.

SHARES ELIGIBLE FOR FUTURE SALE

    Upon consummation of this offering, and assuming no exercise of the underwriters' over-allotment option, we will have      shares of common stock outstanding. Of these shares, the      shares sold in this offering, plus any shares issued upon exercise of the underwriters' over-allotment option, will be freely tradable without restriction under the Securities Act. The remaining        outstanding shares will be eligible for sale in the public market following this offering, subject to lock-up agreements and either registration under the Securities Act or compliance with the volume and manner of sale limitations and other requirements of Rule 144 under the Securities Act, or pursuant to another exemption from the registration requirements of the Securities Act. Our executive officers, directors and some of our existing shareholders have agreed with the underwriters not to offer, sell, contract to sell or otherwise dispose of any shares, without the consent of Needham & Company, Inc. for a period of 180 days after the date of this prospectus. These executive officers, directors and shareholders will own a total of            shares following this offering. In addition, as of the date of this prospectus, we have 1,500,000 shares reserved for issuance upon exercise of options granted or to be granted under our 1997 Stock Option Plan and 250,000 shares reserved for issuance under our 2000 Employee Stock Purchase Plan. We intend to file a registration statement on Form S-8 under the Securities Act covering all shares issuable upon the exercise of options under our 1997 Stock Option Plan and shares purchased under our 2000 Employee Stock Purchase Plan. Upon the effectiveness of the registration statement on Form S-8, the shares will be immediately available for sale in the public market, subject to the terms of the related options and any applicable lock-up agreements. Sales of substantial amounts of our shares, or the prospect of such sales, could materially adversely affect the market price of our shares and our ability to raise capital through an offering of securities.

    Under Rule 144, as in effect on the date of this prospectus, once we have been a public company for at least 90 days, a person who has beneficially owned restricted securities, as that term is defined under Rule 144, for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of

  •
  1% of the then outstanding number of shares, or

  •
  the average weekly trading volume of our shares on Nasdaq during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC.

    Sales pursuant to Rule 144 are also subject to requirements relating to manner of sale, notice and availability of current public information about us. Under Rule 144(k), if at least two years have elapsed since the restricted securities were acquired from us or an affiliate of ours, the holder of those shares is permitted to sell the shares without restriction, so long as the holder is not an affiliate of ours and has not been an affiliate for at least 90 days prior to the date of sale.

    Any of our employees, directors or consultants who purchased, or were awarded shares or options to purchase, shares pursuant to a written compensatory plan or contract is entitled to rely on the resale provisions of Rule 701 under the Securities Act, which permits stockholders to sell their Rule 701 shares without having to comply with Rule 144's holding period restrictions, in each case commencing 90 days after the date of this prospectus. In addition, holders who are not affiliates may sell Rule 701 shares without complying with the public information, volume and notice provisions of Rule 144.

UNDERWRITING

    Subject to the terms and conditions contained in an underwriting agreement dated          , 2000, the underwriters named below, for whom Needham & Company, Inc., Adams, Harkness & Hill, Inc., and A.G. Edwards & Sons, Inc., are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them the number of shares of common stock that is set forth opposite their names below.

Number of Shares to be Purchased
Needham & Company, Inc.
Adams, Harkness & Hill, Inc.
A.G. Edwards & Sons, Inc.

Total

    The underwriters are offering the common stock subject to their acceptance of the common stock and subject to prior sale. The underwriting agreement provides that the obligations of the underwriters to purchase shares of common stock are subject to the approval of certain legal matters by counsel and to certain other conditions. If the underwriters purchase any of the shares of common stock pursuant to the underwriting agreement, they must purchase all of the shares, other than the shares of common stock covered by the over-allotment option described below.

    The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus and to dealers at the price less a concession not in excess of $      per share. The underwriters may allow, and dealers may reallow, a concession not in excess of $      per share to other dealers. After the initial public offering of the common stock, the underwriters may change the offering price and other selling terms may from time to time.

    Of the      shares of common stock offered by us, up to      shares were reserved for sale to persons designated by us. Shares not sold to these persons will be reoffered immediately by the underwriters to the public at the initial offering price.

    The following table shows the per share and total underwriting discount to be paid by us in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the over-allotment option.

	No exercise	Full exercise
Per share	$	$
Total	$	$

    The underwriters have been granted an option to purchase up to an additional      shares of common stock, at the same price to the public, and with the same underwriting discount, as set forth in the table above. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of the additional shares as it was obligated to purchase under the purchase agreement.

    On August 6, 1999, Needham Capital SBIC II, L.P., an entity controlled by affiliates of Needham & Company, Inc., purchased a total of 140,500 shares of our common stock at a price of $3.56 per share. The purchases were made directly from us in a private placement. The price paid was the same as the price paid by other investors purchasing our common stock in the period June 14, 1999, to August 17, 1999.

    On November 3, 1999, Needham Capital Partners II, L.P. and Needham Capital Partners (Bermuda) L.P., both entities controlled by affiliates of Needham & Company, Inc., purchased a total of 158,228 shares of our common stock at a price of $3.16 per share. The purchases were made from Tom Verburgt, our chief technical officer and a member of our board of directors, and Mark Harless, our chief engineer and a member of our board of directors. The price paid was the same as that paid by the other investors buying common stock from Messrs. Verburgt and Harless, and other of our affiliates.

    We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in connection with the liabilities.

    Our executive officers, directors and some of our principal shareholders, who will collectively own approximately        shares of our common stock after this offering, have agreed that they will not, without the prior written consent of Needham & Company, Inc. offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock owned by them for a period of 180 days following the date of this prospectus. We have agreed that we will not, without the prior written consent of Needham & Company, Inc., offer, sell or otherwise dispose of any shares of capital stock, options or warrants to acquire shares of capital stock or securities exchangeable for or convertible into shares of capital stock for a period of 180 days following the date of this prospectus, except that we may grant options under out stock option plans and we may issue shares of common stock upon exercise of options.

    In connection with the offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allow the offering, creating a syndicate short position. In addition, the underwriters may bid for, and purchase, shares of common stock in the open market to cover syndicate short positions or to stabilize the price of the common stock. Finally, the underwriting syndicate may reclaim selling concessions allowed for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    Prior to this offering, there has been no public market for our common stock. The initial public offering price for the shares of common stock offered in this offering was determined by negotiation among August Technology, the selling stockholders and the underwriters. Among the factors considered in determining the initial public offering price are our revenues and earnings, market valuations of other companies engaged in activities similar to ours, estimates of our business potential and prospects, the present state of our business operations, our management, the general condition of the securities markets at the time of the offering and other factors deemed relevant. There can be no assurance that an active trading market will develop for our common stock or that our common stock will trade in the public market at or above the initial offering price.

LEGAL MATTERS

    The validity of the shares of common stock offered by this prospectus will be passed upon for us by Fredrikson & Byron, P.A., Minneapolis, Minnesota. John Drawz, an officer and shareholder of Fredrikson & Byron, P.A., owns 15,822 of our common shares. Certain legal matters for the underwriters will be passed upon by Faegre & Benson LLP, Minneapolis, Minnesota.

EXPERTS

    Our financial statements as of December 31, 1998 and December 31, 1999, and for each of the years in the three-year period ended December 31, 1999, have been included in this prospectus and elsewhere in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.

AVAILABLE INFORMATION

    We have filed a registration statement on Form S-1 with the SEC for the stock we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

    You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, NW, Washington, DC 20549, 7 World Trade Center, Suite 1300, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. Our SEC filings are also available at the office of the Nasdaq National Market. For further information on obtaining copies of our public filings at the Nasdaq National Market you should call (212) 656-5060.

AUGUST TECHNOLOGY CORPORATION

INDEPENDENT AUDITORS' REPORT

     The Board of Directors and Shareholders
August Technology Corporation:

    We have audited the accompanying balance sheets of August Technology Corporation (the Company) as of December 31, 1998 and 1999, and the related statements of operations, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of August Technology Corporation as of December 31, 1998 and 1999, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 1999, in conformity with generally accepted accounting principles.

                      /s/ KPMG LLP

Minneapolis, Minnesota
March 10, 2000

AUGUST TECHNOLOGY CORPORATION

BALANCE SHEETS

	December 31,
	1998	1999
ASSETS
Current assets:
Accounts receivable, net	$1,282,395	$3,118,318
Inventories	1,022,549	2,459,485
Prepaid expenses and other current assets	26,803	93,409
Deferred income taxes	28,400	83,700

Total current assets	2,360,147	5,754,912
Property and equipment, net	325,407	921,542

Total assets	$2,685,554	$6,676,454

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Checks issued in excess of bank balance	$94,239	$254,686
Short-term debt	190,207	1,223,500
Accounts payable	583,074	798,112
Accrued compensation	104,397	559,347
Accrued income taxes	24,072	54,921
Accrued liabilities	73,777	69,513
Short-term accrued lease obligation	—	89,045
Customer deposits	165,600	212,052

Total current liabilities	1,235,366	3,261,176
Deferred income taxes	39,000	27,800
Long-term accrued lease obligation	—	40,448

Total liabilities	1,274,366	3,329,424

Commitments (note 8)
Shareholders' equity:
Common stock, $.01 par value, 12,000,000 shares authorized, 5,548,667 and 6,109,307 shares issued and outstanding, respectively	55,487	61,093
Additional paid-in capital	1,041,330	3,531,173
Deferred compensation related to stock options	—	(427,614)
Retained earnings	314,371	182,378

Total shareholders' equity	1,411,188	3,347,030

Total liabilities and shareholders' equity	$2,685,554	$6,676,454

See accompanying notes to financial statements.

AUGUST TECHNOLOGY CORPORATION

STATEMENTS OF OPERATIONS

	For The Years Ended December 31,
	1997	1998	1999
Net revenues	$4,191,847	$5,787,433	$12,057,822
Cost of revenues	2,141,236	2,685,764	5,109,770

Gross profit	2,050,611	3,101,669	6,948,052
Selling, general and administrative expenses	1,004,190	2,173,980	4,737,443
Research and development expenses	733,954	924,077	2,318,224

Operating income (loss)	312,467	3,612	(107,615)
Interest expense	(1,441)	(3,608)	(43,141)
Interest income	566	2,190	1,263

Income (loss) before provision for (benefit from)
income taxes	311,592	2,194	(149,493)
Provision for (benefit from) income taxes	125,100	2,300	(17,500)

Net income (loss)	$186,492	$(106)	$(131,993)

Per share amounts:
Basic net income (loss) per share	$0.04	$—	$(0.02)
Diluted net income (loss) per share	$0.04	$—	$(0.02)

See accompanying notes to financial statements.

AUGUST TECHNOLOGY CORPORATION

STATEMENTS OF SHAREHOLDERS' EQUITY

	Common Stock
				Deferred Compensation Related To Stock Options
	Shares Issued And Outstanding	Amount	Additional Paid-In Capital		Retained Earnings	Total Shareholders' Equity
Balances at December 31, 1996	5,000,000	$50,000	$100,200	$—	$127,985	$278,185
Net income	—	—	—	—	186,492	186,492

Balances at December 31, 1997	5,000,000	50,000	100,200	—	314,477	464,677
Issuances of common stock for cash, net of offering expenses	548,667	5,487	941,130	—	—	946,617
Net loss	—	—	—	—	(106)	(106)

Balances at December 31, 1998	5,548,667	55,487	1,041,330	—	314,371	1,411,188
Issuances of common stock for cash, net of offering expenses	549,849	5,498	1,982,080	—	—	1,987,578
Deferred compensation related to stock option grants	—	—	427,614	(427,614)	—	—
Issuances of common stock to employees	10,791	108	74,889	—	—	74,997
Issuance of stock options to nonemployees	—	—	5,260	—	—	5,260
Net loss	—	—	—	—	(131,993)	(131,993)

Balances at December 31, 1999	6,109,307	$61,093	$3,531,173	$(427,614)	$182,378	$3,347,030

See accompanying notes to financial statements.

AUGUST TECHNOLOGY CORPORATION

STATEMENTS OF CASH FLOWS

	For The Years Ended December 31,
	1997	1998	1999
Cash flows from operating activities:
Net income (loss)	$186,492	$(106)	$(131,993)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	46,848	69,753	150,949
Accrued lease obligation	—	—	129,493
Issuances of common stock to employees	—	—	74,997
Deferred income taxes	33,600	(3,600)	(66,500)
Provision for doubtful accounts	5,000	10,000	30,000
Issuance of stock options to nonemployees	—	—	5,260
Changes in operating assets and liabilities:
Accounts receivable	(282,388)	(575,104)	(1,865,923)
Inventories	(167,694)	(427,441)	(1,436,936)
Prepaid expenses and other current assets	(10,894)	(8,880)	(66,606)
Accounts payable	173,700	(48,454)	215,038
Accrued income taxes	(36,365)	(15,304)	30,849
Other accrued liabilities	(97,192)	123,532	450,686
Customer deposits	171,156	(413,297)	46,452

Net cash provided by (used in) operating activities	22,263	(1,288,901)	(2,434,234)

Cash flows from investing activities:
Purchases of property and equipment	(49,061)	(202,456)	(747,084)

Net cash used in investing activities	(49,061)	(202,456)	(747,084)

Cash flows from financing activities:
Checks issued in excess of bank balance	—	94,239	160,447
Net proceeds from borrowings of short-term debt	—	190,207	1,033,293
Net proceeds from sales of common stock	—	946,617	1,987,578

Net cash provided by financing activities	—	1,231,063	3,181,318

Net decrease in cash	(26,798)	(260,294)	—

Cash at beginning of year	287,092	260,294	—

Cash at end of year	$260,294	$—	$—

Supplemental cash flow information:
Cash paid for interest	$1,441	$3,608	$43,141
Cash paid for income taxes	$127,915	$14,304	$4,200

See accompanying notes to financial statements.

AUGUST TECHNOLOGY CORPORATIONS

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 1997, 1998 and 1999

Note 1—Nature of Business and Summary of Significant Accounting Policies

Nature of Business

    August Technology Corporation (the Company) was incorporated in September of 1992 under the laws of the state of Minnesota. The Company designs, develops, manufactures and supports automated visual inspection systems used in the manufacture of semiconductor devices.

Use of Estimates

    Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Inventories

    Inventories are stated at the lower of cost (first-in, first-out) or market.

Property and Equipment

    Property and equipment is stated at cost and is depreciated over the estimated useful lives of the respective assets. The estimated useful lives range from three to seven years. Leasehold improvements are amortized using the straight-line method over the lesser of its useful life or its lease term.

    Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Capitalized Software Costs

    Costs associated with the planning and designing phase of software development, including coding and testing activities necessary to establish technological feasibility, are classified as research and development and expensed as incurred. Once technological feasibility has been determined, additional costs incurred in development, including coding, testing and product quality assurance are capitalized. During the years ended December 31, 1997, 1998 and 1999 the Company capitalized software development costs of none, $31,400 and none, respectively.

Fair Value of Financial Instruments

    The carrying amount of accounts receivable, accounts payable and short-term debt approximate fair value due to the short time to maturity of these instruments.

Income Taxes

    Deferred income taxes are recognized for the difference between the financial statement carrying amounts and the tax basis of existing assets and liabilities. Deferred income taxes are recorded at the tax rates expected to be in effect when amounts are to be included in future taxable income.

Stock-based Compensation

    The Company applies Accounting Principles Board Opinion (APB) No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for stock-based compensation. The Company has adopted the pro forma disclosure requirements under SFAS No. 123, Accounting and Disclosure of Stock-based Compensation.

Revenue Recognition

    Revenues from equipment and parts and related warranty costs are recognized at the time of shipment to the customer, which generally occurs after the customer has tested and approved such items in the Company's manufacturing facility. Revenues from installation and training services are recognized after the services are performed. Revenues from maintenance contracts are recognized ratably over the period of the contract. Service revenues were insignificant during the years ended December 31, 1997, 1998 and 1999.

    Unbilled revenue represents revenue that has been earned for equipment shipped but not billed due to the terms of the customer order.

Research and Development

    Research and development costs are expensed as incurred.

Advertising Costs

    Advertising costs are expensed as incurred.

Net Income (Loss) Per Share

    Basic earnings per share (EPS) excludes dilution and is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. When there is a net loss, other potentially dilutive securities are not included in the calculation of net loss per share since their inclusion would be anti-dilutive.

New Accounting Pronouncements

    In December 1999, the SEC staff issued Staff Accounting Bulletin (SAB) No. 101, Revenue Recognition in Financial Statements. SAB No. 101 summarizes certain of the SEC staff's views in applying generally accepted accounting principles to revenue recognition in financial statements. The Company will implement SAB No. 101 in the first quarter of 2000 and does not expect its implementation to have a significant effect on its revenue recognition policy.

    In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities (as amended by SFAS No. 137 with respect to the effective date) will be effective for the Company in January 2001. SFAS No. 133 requires all derivatives to be recognized as assets or liabilities on the balance sheet and measured at fair value on a mark-to-market basis. This applies whether the derivatives are stand-alone instruments, such as forward currency exchange contracts and interest rate swaps or collars, or embedded derivatives, such as call options contained in convertible debt investments. Along with the derivatives, the underlying hedged items are also to be marked to market on an ongoing basis. These market value adjustments are to be included either in net earnings in the statement of operations or in other comprehensive income (and accumulated in shareholders' equity), depending on the nature of the transaction. The Company does not expect SFAS No. 133 to have a significant effect on the results of operations or financial position of the Company.

Note 2—Accounts Receivable

    Accounts receivable consisted of the following at December 31:

	1998	1999
Billed receivables	$1,297,395	$2,707,727
Unbilled revenue	—	455,591

	1,297,395	3,163,318
Allowance for doubtful accounts	(15,000)	(45,000)

Accounts receivable, net	$1,282,395	$3,118,318

Note 3—Inventories

    Inventories consisted of the following at December 31:

	1998	1999
Raw materials	$447,816	$988,147
Work in process	256,482	514,786
Finished goods	318,251	956,552

Inventories	$1,022,549	$2,459,485

Note 4—Property and Equipment

    Property and equipment consisted of the following at December 31:

	1998	1999
Furniture and equipment	$256,382	$516,211
Computer equipment	150,850	356,728
Computer software	60,172	311,551
Software development costs	31,400	—
Leasehold improvements	3,261	30,000

	502,065	1,214,490
Less: accumulated depreciation	(176,658)	(292,948)

Property and equipment, net	$325,407	$921,542

    Depreciation expense for the years ended December 31, 1997, 1998 and 1999 was $46,848, $69,753 and $150,949, respectively.

Note 5—Income Taxes

    The provision for (benefit from) income taxes consists of the following for the years ended December 31:

	1997	1998	1999
Current income taxes:
Federal	$70,700	$4,800	$44,400
State	20,800	1,100	4,600

	91,500	5,900	49,000
Deferred income tax expense (benefit):
Federal	26,000	(3,000)	(56,200)
State	7,600	(600)	(10,300)

	33,600	(3,600)	(66,500)

Total provision for (benefit from) income taxes	$125,100	$2,300	$(17,500)

    A reconciliation of the expected federal income taxes at the statutory rate of 34% to the actual income tax expense (benefit) is as follows for the years ended December 31:

	1997	1998	1999
Expected federal tax expense (benefit)	$105,900	$700	$(50,800)
State income taxes, net of federal tax effect	18,700	300	(3,800)
Benefit of graduated tax rates	—	(400)	(9,900)
Nondeductible expenses	500	1,700	24,500
Change in valuation allowance	—	—	22,500

Actual income tax expense (benefit)	$125,100	$2,300	$(17,500)

    Deferred taxes consisted of the following at December 31:

	1998	1999
Current deferred tax assets:
Accrued lease obligation	$—	$32,300
Compensation accrual	10,800	27,900
Inventory reserve	5,400	15,200
Warranty accrual	6,700	14,500
Allowance for doubtful accounts	5,500	16,300

Total current deferred tax assets	28,400	106,200
Long-term deferred tax assets:
Accrued lease obligation	—	14,600
Alternative minimum tax credits	—	9,000

Total gross deferred tax assets	28,400	129,800
Deferred tax liabilities:
Property and equipment	(39,000)	(51,400)

Net deferred tax asset (liability) before valuation allowance	(10,600)	78,400
Valuation allowance	—	(22,500)

Net deferred tax asset (liability)	$(10,600)	$55,900

    The valuation allowance for deferred tax assets was none and $22,500 at December 31, 1998 and 1999, respectively. In assessing the recoverability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon carry back to prior periods and upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, carry back potential and projected future taxable income and tax planning strategies in making this assessment. The Company has alternative minimum tax credits of $9,000 which can be carried forward indefinitely.

Note 6—Short-Term Debt

    During 1998, the Company entered into a revolving credit line agreement with its bank that expired in December 1999. This agreement allowed for borrowings of up to $1,000,000 subject to availability based on accounts receivable and inventory balances. Interest was payable monthly at the 30-day LIBOR rate plus 2.75%. This agreement required the Company to maintain certain financial statement covenants, which the Company was in compliance with as of December 31, 1998. At December 31, 1998, the balance outstanding under this agreement was $190,207 at an effective interest rate of 7.83%.

    During 1999, the Company entered into a revolving credit line (the "Credit Facility") agreement with its bank that expires in May 2000 and allows borrowings of up to $2,750,000 subject to availability based on accounts receivable and inventory balances. Interest is payable monthly at the 30-day LIBOR rate plus 2.75%. The Credit Facility contains financial covenants with respect to the Company's tangible net worth, capital expenditures and earnings before interest, taxes, depreciation and amortization and default provisions, including provisions related to non-payment of principal and interest, bankruptcy and default under other debt agreements. A director of the Company provided the bank with a personal guarantee of up to $500,000 plus accrued interest in the event of default by the Company. The Company was not in compliance with one of the financial covenants at December 31, 1999. The Company obtained a waiver on such covenant default. At December 31, 1999, the balance outstanding under the Credit Facility was $1,223,500 at an effective interest rate of 9.22%.

Note 7—Shareholders' Equity

Earnings Per Share

    The following information presents the Company's computation of basic and diluted EPS for the periods presented in the statements of operations.

	Net Income (Loss)	Weighted Average Shares	Per Share Amount
1997:
Basic EPS	$186,492	5,000,000	$0.04

Effect of dilutive stock options	—	3,222

Diluted EPS	$186,492	5,003,222	$0.04

1998:
Basic EPS	$(106)	5,303,542	$—

Effect of dilutive stock options and warrants	—	—

Diluted EPS	$(106)	5,303,542	$—

1999:
Basic EPS	$(131,993)	5,791,711	$(0.02)

Effect of dilutive stock options and warrants	—	—

Diluted EPS	$(131,993)	5,791,711	$(0.02)

    The basic and diluted EPS amounts for 1998 and 1999 were calculated using the same weighted average number of shares outstanding since, as a result of the net loss during the period, all of the stock options and warrants outstanding during the periods were anti-dilutive.

Common Stock Sales

    During 1998, the Company sold 548,667 shares of common stock for cash of $987,600 to private investors. The Company incurred expenses of $40,983 that were netted with the cash proceeds received. In connection with the sales, the Company's placement agent was issued warrants to purchase 6,250 shares of common stock as partial payment for its fees. The warrants are exercisable at $1.80 and expire in 2005.

    During 1999, the Company sold 549,674 shares of common stock for cash of $1,992,502 to private investors. The Company incurred expenses of $5,240 that were netted with the cash proceeds received.

Deferred Compensation

    In connection with the grant of stock options to employees in 1999, the Company recorded deferred compensation of $427,614, representing the difference between the estimated deemed value of the common stock for accounting purposes and the exercise price of such options at the date of grant. Such amount is presented as a reduction of shareholders' equity and will be amortized ratably over the vesting period of the options granted, generally five years. The charge to compensation expense related to this deferred compensation will be approximately $86,000 for each of the next five years.

Stock-based Compensation

    The Company has adopted the 1997 incentive stock option plan (the "1997 Option Plan"), which originally provided for 750,000 shares available for issuance primarily to officers, directors and key employees. On December 27, 1999, the Board of Directors authorized an increase, subject to shareholder approval, in the number of shares available for issuance to 1,500,000 shares. Shareholder approval is expected since the directors who approved the increase control the necessary votes to ensure such approval. The 1997 Option Plan permits the granting of incentive stock options meeting the requirements of Section 422 of the Internal Revenue Code of 1986, as amended, and also nonqualified stock options which do not meet the requirements of Section 422. The exercise price of incentive stock options may not be less than the fair market value of the stock at the date of grant. The exercise price of nonqualified stock options may not be less than 85% of the fair market value of the stock at the date of grant. The stock options are exercisable beginning one year from the date of grant in cumulative yearly amounts of 20% of the shares under option and expire seven years from the date of grant.

    Information with respect to option activity is as follows:

	Shares Subject to Options	Weighted Average Price Per Share
Outstanding at December 31, 1996:	—	$—
Granted	227,500	0.91
Forfeited	(25,000)	0.75

Outstanding at December 31, 1997	202,500	0.94
Granted	274,178	1.80
Forfeited	(466)	1.80

Outstanding at December 31, 1998	476,212	1.41
Granted	311,029	3.26
Forfeited	(24,760)	1.87

Outstanding at December 31, 1999	762,481	$2.16

Note 7—Shareholders' Equity (Continued)

    The following table summarizes information about stock options outstanding at December 31, 1999:

Options Outstanding			Options Exercisable
Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
163,000	4.83	$0.75	111,000	$0.75
4,500	4.84	0.83	4,500	0.83
337,637	5.63	1.80	119,290	1.80
257,344	6.69	3.56	20,056	3.56

762,481	5.81	$2.16	254,846	$1.46

    The Company has adopted the disclosure only provisions of SFAS No. 123 for employees and directors, and will continue to account for its stock option and plans issued in accordance with the provisions of APB No. 25, Accounting for Stock Issued to Employees.

    The estimated per share weighted average fair value of all stock options granted during the years ended December 31, 1997, 1998 and 1999 was $0.74, $0.50 and $1.29, respectively. The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions for the years ended December 31:

	1997	1998	1999
Expected life	7 years	7 years	7 years
Risk free interest rate	5.7%	4.7%	6.6%
Volatility	—	—	—
Dividend yield	—	—	—

    Had the Company recorded compensation cost based on the estimated fair value on the date of grant, as defined by SFAS 123, the Company's pro forma net income (loss) would have been as follows for the years ended December 31:

	1997	1998	1999
Net income (loss):
As reported	$186,492	$(106)	$(131,993)
Pro forma	165,492	(37,906)	(197,323)
Basic net income (loss) per share:
As reported	$0.04	$—	$(0.02)
Pro forma	0.03	(0.01)	(0.03)
Diluted net income (loss) per share:
As reported	$0.04	$—	$(0.02)
Pro forma	0.03	(0.01)	(0.03)

Note 8—Leases

    The Company leases its office and manufacturing facility and certain equipment under noncancelable operating leases. Future minimum lease payments as of December 31, 1999, excluding operating costs, under these leases are as follows:

For the Years Ending December 31,	Amount
2000	$389,167
2001	484,425
2002	515,770
2003	566,478
2004	539,821
Thereafter	—

Total minimum lease payments	$2,495,661

    Rent expense for all operating leases for the years ended December 31, 1997, 1998 and 1999 was $68,700, $76,600 and $88,887, respectively.

    In connection with the Company's commitment in October 1999 to relocating to a new facility in early 2000, the Company recorded a lease obligation of $129,493 related to the estimated net remaining lease obligation on the facility being vacated.

Note 9—Employee Retirement Plan

    The Company has a 401(k) profit sharing plan (the Plan) that covers all employees who have reached the age of 18 and completed six months of service. Employees may defer up to 15% of their eligible compensation and the Company matches 50% of the deferrals up to 4% of the employees compensation. The Company made contributions to the Plan for the years ended December 31, 1997, 1998 and 1999 of $19,255, $22,497 and $41,887, respectively.

Note 10—Concentration of Credit Risk and Significant Customer Information

    The Company's credit risk is limited principally to accounts receivable. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. No additional risk beyond amounts provided for collection losses is believed to be inherent in the Company's accounts receivable.

    The percentage of revenues derived from major customers for the years ended December 31, 1997, 1998 and 1999 and accounts receivable related to these customers at December 31, 1998 and 1999 were as follows:

	1997	1998	1999
Revenues:
Customer A	5%	10%	11%
Customer B	—	8%	11%
Customer C	11%	6%	7%
Customer D	11%	4%	1%
Customer E	12%	—	—

Total	39%	28%	30%

	1998	1999
Accounts receivable:
Customer A	21%	21%
Customer B	—	11%
Customer C	—	3%

Total	21%	35%

Note 11—Geographic Information

    The Company's revenues are derived primarily in North America, the Asia Pacific region and Europe. Revenues by geographic region for the years ended December 31, 1997, 1998 and 1999 were as follows:

	1997	1998	1999
Revenues:
North America	55%	73%	63%
Asia Pacific region	31%	10%	22%
Europe	14%	17%	15%

Total	100%	100%	100%

Note 12—Subsequent Events (Unaudited)

    On March 10, 2000, the Board of Directors authorized an increase, subject to shareholder approval, the number of authorized shares of capital stock to 30,000,000 shares, no par value, of which 28,000,000 are common stock and 2,000,000 are undesignated.

[INSIDE BACK COVER]

[August Technology Logo]

[Graphic of world map showing locations of August Technology regional offices and independent distributor offices]

[Photos of semiconductor wafers under inspection, an NSX training class, and an NSX applications lab]

August Technology: Proven Solutions. Global Reach.

With applications support, sales and service representation in all major semiconductor device manufacturing centers worldwide, August Technology is strategically positioned to capitalize on the increasing demand for automation and process improvement within the semiconductor industry.

Worldwide Corporate Headquarters

4900 West 78th Street
Bloomington, MN 55435 USA
Tel: +1 (952) 820-0080 Fax: +1 (952) 820-0060
Email: service@augusttech.com
Web site: www.augusttech.com

        Shares

[LOGO]

Common Stock

PROSPECTUS

Needham & Company, Inc.

Adams, Harkness & Hill, Inc.

A.G. Edwards & Sons, Inc.

    Until              , 2000, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

    The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the Company in connection with the sale of the common stock being registered. All the amounts shown are estimates except for the registration fee and the NASD filing fee:

Registration fee	$11,880
NASD filing fee	$5,000
Nasdaq application fee	$75,625
Blue sky qualification fee and expenses	$5,000
Printing and engraving expenses	$61,000
Legal fees and expenses	$175,000
Accounting fees and expenses	$200,000
Transfer agent and registrar fees	$18,000
Miscellaneous	$23,495

Total	$575,000

Item 14. Indemnification of Directors and Officers.

    Minnesota Statutes Section 302A.521, provides that a Minnesota business corporation shall indemnify a person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to the Company, against judgments, penalties, fines, including, without limitation, excise taxes assessed against the person with respect to an employee benefit plan, settlements, and reasonable expenses, including attorneys' fees and disbursements, incurred by the person in connection with the proceeding with respect to the same acts or omissions if such person (1) has not been indemnified by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit, and statutory procedure has been followed in the case of any conflict of interest by a director; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions occurring in the person's performance in the official capacity of director or, for a person not a director, in the official capacity of officer, board committee member or employee, reasonably believed that the conduct was in the best interests of the Company, or, in the case of performance by a director, officer or employee of the Company, involving service as a director, officer, partner, trustee, employee or agent of another organization or employee benefit plan, reasonably believed that the conduct was not opposed to the best interests of the Company.

    "Proceeding" means a threatened, pending or completed civil, criminal, administrative, arbitration or investigative proceeding, including one by or in the right of the corporation. Section 302A.521 contains detailed terms regarding such right of indemnification and reference is made thereto for a complete statement of such indemnification rights. In addition, Section 302A.521, subd. 3, requires payment by the Company, upon written request, of reasonable expenses in advance of final disposition of the proceeding in particular instances. A decision as to required indemnification is made by a disinterested majority of the board of directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders, or by a court.

    The Company's Amended and Restated Articles of Incorporation provide that a director is not liable to the Company or its shareholders for monetary damages resulting from a breach of fiduciary duty as a director except to the extent provided by the Minnesota Business Corporation Act. As authorized by the Minnesota Business Corporation Act, directors are not liable for monetary damages regarding negligence in the performance of their duties, except for liability (i) for any breach of the director's duty of loyalty to the Company or its shareholders, (ii) for act or omissions not in good faith or which involve intentional misconduct or a knowing violation of laws, (iii) under the Minnesota statutory provision making directors personally liable, under a negligence standard, for unlawful dividends or unlawful stock repurchases or redemptions, or (iv) for any transaction for which the director derived an improper personal benefit. This does not affect the availability of equitable remedies such as an injunction to prevent or remedy a director's breach of the duty of care.

    The Underwriting Agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Company and its officers and directors for certain liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities.

    Since March 15, 1997, we have sold and issued the following unregistered securities:

    (1) On July 31, 1997, we granted options to purchase an aggregate of 160,000 shares of common stock at $0.75 per share to four employees.*

    (2) On November 26, 1997, we granted options to purchase an aggregate of 28,000 shares of common stock at $0.75 per share to three employees.*

    (3) On November 26, 1997, we granted options to purchase an aggregate of 10,000 shares of common stock at $1.80 per share to one employee.*

    (4) On November 26, 1997, we granted options to purchase an aggregate of 4,500 shares of common stock at $0.83 per share to one director and two employees.*

    (5) On November 27, 1997, we granted options to purchase an aggregate of 10,000 shares of common stock at $1.80 per share to one employee.*

    (6) On December 1, 1997, we granted options to purchase an aggregate of 15,000 shares of common stock at $1.80 per share to one employee.*

    (7) On February 2, 1998, we granted options to purchase an aggregate of 25,000 shares of common stock at $1.80 per share to one employee.*

    (8) On March 2, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

    (9) On March 11, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

   (10) On March 16, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

   (11) On May 4, 1998, we sold an aggregate of 250,000 shares of common stock for $450,000 to an outside investor.

   (12) On June 2, 1998, we sold an aggregate of 90,000 shares of common stock for $162,000 to outside investors.

   (13) On June 22, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

   (14) On June 26, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

   (15) On July 6, 1998, we granted options to purchase an aggregate of 2,500 shares of common stock at $1.80 per share to one employee.*

   (16) On July 7, 1998, we granted options to purchase an aggregate of 24,173 shares of common stock at $1.80 per share to thirty employees.*

   (17) On July 20, 1998, we sold an aggregate of 14,000 shares of common stock for $25,200 to an outside investor.

   (18) On July 22, 1998, we sold an aggregate of 166,667 shares of common stock for $300,001 to an outside investor.

   (19) On July 24, 1998, a warrant for 6,250 shares of common stock was issued at $1.80 per share to III-D Capital L.L.C.

   (20) On September 8, 1998, we granted options to purchase an aggregate of 3,500 shares of common stock at $1.80 per share to two employees.*

   (21) On September 21, 1998, we granted options to purchase an aggregate of 85,000 shares of common stock at $1.80 per share to one employee.*

   (22) On October 3, 1998, we sold an aggregate of 28,000 shares of common stock for $50,400 to an outside investor.

   (23) On October 14, 1998, we granted options to purchase an aggregate of 75,000 shares of common stock at $1.80 per share to three directors.*

   (24) On December 8, 1998, we granted options to purchase an aggregate of 1,500 shares of common stock at $1.80 per share to an employee.*

   (25) On December 31, 1998, we granted options to purchase an aggregate of 44,999 shares of common stock at $1.80 per share to thirty-six employees and three directors.*

   (26) On January 4, 1999, we granted options to purchase an aggregate of 1,500 shares of common stock at $1.80 per share to one employee.*

   (27) On January 11, 1999, we granted options to purchase an aggregate of 10,000 shares of common stock at $1.80 per share to one employee.*

   (28) On January 18, 1999, we granted options to purchase an aggregate of 1,500 shares of common stock at $1.80 per share to one employee.*

   (29) On February 15, 1999, we granted options to purchase an aggregate of 1,500 shares of common stock at $1.80 per share to one employee.*

   (30) On February 22, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $1.80 per share to one employee.*

   (31) On March 8, 1999, we granted options to purchase an aggregate of 36,500 shares of common stock at $1.80 per share to two employees.*

   (32) On March 15, 1999, we granted options to purchase an aggregate of 500 shares of common stock at $1.80 per share to one employee.*

   (33) On March 22, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $3.56 per share to two employees.*

   (34) On April 1, 1999, we granted options to purchase an aggregate of 5,056 shares of common stock at $3.56 per share to one director.*

   (35) On April 12, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $3.56 per share to one employee.*

   (36) On April 26, 1999, we granted options to purchase an aggregate of 500 shares of common stock at $3.56 per share to one employee.*

   (37) On May 3, 1999, we granted options to purchase an aggregate of 3,500 shares of common stock at $3.56 per share to two employees.*

   (38) On June 14, 1999, we sold an aggregate of 140,500 shares of common stock for $500,180 to an outside investor.

   (39) On June 28, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $3.56 per share to one employee.*

   (40) On July 6, 1999, we granted options to purchase an aggregate of 55,000 shares of common stock at $3.56 per share to one employee.*

   (41) On July 7, 1999, we granted options to purchase an aggregate of 2,500 shares of common stock at $3.56 per share to one employee.*

   (42) On July 22, 1999, we sold an aggregate of 16,458 shares of common stock for $65,009 to outside investors.

   (43) On July 29, 1999, we sold an aggregate of 5,000 shares of common stock for $19,750 to an outside investor.

   (44) On July 30, 1999 we sold an aggregate of 174,891 shares of common stock for $632,619 to outside investors.

   (45) On August 2, 1999, we granted options to purchase an aggregate of 2,500 shares of common stock at $3.56 per share to one employee.*

   (46) On August 6, 1999, we sold an aggregate of 140,500 shares of common stock for $500,180 to an outside investor.

   (47) On August 16, 1999, we sold an aggregate of 28,000 shares of common stock for $99,680 to an outside investor.

   (48) On August 17, 1999, we sold an aggregate of 44,325 shares of common stock for $175,084 to an outside investor.

   (49) On August 30, 1999, we granted options to purchase an aggregate of 2,000 shares of common stock at $3.56 per share to two employees.*

   (50) On September 1, 1999, we granted options to purchase an aggregate of 45,000 shares of common stock at $3.56 per share to one employee.*

   (51) On September 2, 1999, we granted options to purchase an aggregate of 2,500 shares of common stock at $3.56 per share to one employee.*

   (52) On September 20, 1999, we granted options to purchase an aggregate of 2,500 shares of common stock at $3.56 per share to three employees.*

   (53) On October 25, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $3.56 per share to one employee.*

   (54) On November 1, 1999, we granted options to purchase an aggregate of 3,500 shares of common stock at $3.56 per share to two employees.*

   (55) On November 8, 1999, we granted options to purchase an aggregate of 10,500 shares of common stock at $3.56 per share to two employees.*

   (56) On November 9, 1999, we granted options to purchase an aggregate of 1,000 shares of common stock at $3.56 per share to one employee.*

   (57) On November 15, 1999, we granted options to purchase an aggregate of 500 shares of common stock at $3.56 per share to one employee.*

   (58) On November 29, 1999, we granted options to purchase an aggregate of 500 shares of common stock at $3.56 per share to one employee.*

   (59) On December 15, 1999, we granted options to purchase an aggregate of 1,500 shares of common stock at $3.56 per share to one employee.*

   (60) On December 15, 1999, we issued 175 shares to an employee upon exercise of an option and payment of $315.00.*

   (61) On December 27, 1999, we granted options to purchase an aggregate of 2,000 shares of common stock at $3.56 per share to two employees.*

   (62) On December 28, 1999, we granted options to purchase an aggregate of 4,500 shares of common stock at $3.56 per share to three employees.*

   (63) On December 31, 1999, we granted options to purchase an aggregate of 109,479 shares of common stock at $3.56 per share to employees and directors.*

   (64) On December 31, 1999, we issued an aggregate of 10,791 shares to employees pursuant to the 1999 Annual Incentive Compensation Plan in lieu of $38,416 in bonuses.*

    The sale of the above securities was deemed to be exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or transactions under compensation benefit plans and contracts relating to compensation as provided under Rule 701. Issuances pursuant to Rule 701 have been marked with an asterisk above; all other issuances are pursuant to Section 4(2). The recipients of securities in each transaction represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution and appropriate legends were affixed to the share certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules.

(a)
Exhibits

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement
3.1	Proposed Amended and Restated Articles of Incorporation of the Company
3.2	Proposed Amended and Restated Bylaws of the Company
4.1	Instruments defining the rights of security holders, including indentures (Reference is made to Exhibits 3.1 and 3.2)
5.1	Opinion of Fredrikson & Byron, P.A., regarding legality*

10.1	1997 Stock Option Plan, as amended, adopted by the Board of Directors on July 31, 1997, as amended by Amendment One on January 14, 1999, as amended by Amendment Two on December 27, 1999
10.2	International Distributor Agreement between the Company and Marubeni Solutions Corporation, dated June 14, 1999
10.3	International Distributor Agreement between the Company and Metron Technology B.V., dated September 10, 1999
10.4	International Distributor Agreement between the Company and Quasys AG, dated September 23, 1996
10.5	International Distributor Agreement between the Company and Firfax Systems Ltd., dated September 3, 1996
10.6	Executive Employment Contract between the Company and Thomas Velin, Chief Financial Officer, dated September 21, 1998
10.7	Executive Employment Contract between the Company and Donald M. Nutzman, Vice President, Engineering, dated August 19, 1999
10.8	Executive Employment Contract between the Company and Mayson Brooks, Vice President, Sales & Marketing, dated May 20, 1999
10.9	Office Warehouse Lease Agreement between the Company and West 78th Street, Bloomington Associates, LLC, dated October 18, 1999
10.10	Letter Agreement between the Company and Marquette Capital Bank, N.A., dated November 4, 1999, as amended by Amendment to Letter Agreement dated March 10, 2000
10.11	Promissory Note between the Company and Marquette Capital Bank, N.A., dated November 4, 1999
10.12	Lease Agreement between the Company and Duke Realty Minnesota, LLC, dated August 18, 1998
10.13	Stock Purchase Warrant between the Company and III-D Capital, LLC, dated July 24, 1998
10.14	August Technology 2000 Annual Award Plan *
10.15	OEM Agreement between the Company and Santok Software Solutions Inc., dated January 26, 2000
10.16	1998 Board of Directors Compensation Plan, adopted by the Board of Directors on October 14, 1998
10.17	August Technology 2000 Employee Stock Purchase Plan
10.18	Guaranty for the benefit of Marquette Capital Bank, N.A., dated November 4, 1999
23.1	Independent Auditors' Report and Consent
23.2	Consent of Fredrikson & Byron, P.A.**
24.1	Power of Attorney (see signature page)
27.1	Financial Data Schedule

*
To be filed by amendment
**
Included in Exhibit 5.1
(b)
Financial Statement Schedules
Valuation and Qualifying Accounts for the three years ended December 31, 1999

Item 17. Undertakings.

    The undersigned Registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant further undertakes that:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Minneapolis, State of Minnesota, on the 16th day of March, 2000.

AUGUST TECHNOLOGY CORPORATION
By	/s/ JEFF L. O'DELL Jeff L. O'Dell, President and Chief Executive Officer

POWER OF ATTORNEY

    The undersigned directors and/or officers of August Technology Corporation, a Minnesota corporation, do hereby make, constitute, and appoint Jeff L. O'Dell and Thomas C. Velin, and each or either of them, the undersigned's true and lawful attorneys-in-fact and agent, with full power of substitution and resubstitution, for the undersigned and in the undersigned's name, place, and stead, to sign and affix the undersigned's name as such director and/or officer of said Corporation to a Registration Statement on Form S-1 or other applicable form, and any or all amendments, including post-effective amendments, thereto, and all registration statements for the same offering that are to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the "Act"), to be filed by said Corporation with the Securities and Exchange Commission, Washington, D.C. in connection with the registration under the Act of equity securities proposed to be sold by said Corporation, and file the same, with all exhibits thereto and other supporting documents pertaining to the registration of the securities covered thereby, with said Commission, granting unto said attorneys-in-fact and agents, and each or any of them, full power and authority to do and perform each and every act and thing requisite and necessary or incidental to the performance and execution of the powers herein expressly granted, to be done in and about the premises, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or either or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Signatures	Title
/s/ JEFF L. O'DELL Jeff L. O'Dell	President, Chief Executive Officer, Chairman of Board of Directors (Principal Executive Officer)	March 14, 2000
/s/ THOMAS C. VELIN Thomas C. Velin	Chief Financial Officer (Principal Financial and Accounting Officer)	March 14, 2000

/s/ THOMAS C. VERBURGT Thomas C. Verburgt	Chief Technical Officer and Director	March 14, 2000
/s/ MARK R. HARLESS Mark R. Harless	Chief Engineer and Director	March 14, 2000
/s/ JAMES A. BERNARDS James A. Bernards	Director	March 14, 2000
Roger E. Gower	Director	March , 2000
/s/ BRAD D. SLYE Brad D. Slye	Director	March 14, 2000
/s/ MICHAEL W. WRIGHT Michael W. Wright	Director	March 14, 2000

VALUATION AND QUALIFYING ACCOUNTS
FOR THE THREE YEARS ENDED DECEMBER 31, 1999

Description	Date	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts	Deductions		Balance at End of Period
Allowance for doubtful accounts	Year ended December 31, 1997	$—	$5,000	$—	$—		$5,000
	Year ended December 31, 1998	5,000	10,000	—	—		15,000
	Year ended December 31, 1999	15,000	30,715	—	(715	)(a)	$45,000

(a)
Represents write-offs of uncollectible accounts receivable.

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	Form of Underwriting Agreement
3.1	Proposed Amended and Restated Articles of Incorporation of the Company
3.2	Proposed Amended and Restated Bylaws of the Company
4.1	Instruments defining the rights of security holders, including indentures (Reference is made to Exhibits 3.1 and 3.2)
5.1	Opinion of Fredrikson & Byron, P.A., regarding legality*
10.1	1997 Stock Option Plan, as amended, adopted by the Board of Directors on July 31, 1997, as amended by Amendment One on January 14, 1999, as amended by Amendment Two on December 27, 1999
10.2	International Distributor Agreement between the Company and Marubeni Solutions Corporation, dated June 14, 1999
10.3	International Distributor Agreement between the Company and Metron Technology B.V., dated September 10, 1999
10.4	International Distributor Agreement between the Company and Quasys AG, dated September 23, 1996
10.5	International Distributor Agreement between the Company and Firfax Systems Ltd., dated September 3, 1996
10.6	Executive Employment Contract between the Company and Thomas Velin, Chief Financial Officer, dated September 21, 1998
10.7	Executive Employment Contract between the Company and Donald M. Nutzman, Vice President, Engineering, dated August 19, 1999
10.8	Executive Employment Contract between the Company and Mayson Brooks, Vice President, Sales & Marketing, dated May 20, 1999
10.9	Office Warehouse Lease Agreement between the Company and West 78th Street, Bloomington Associates, LLC, dated October 18, 1999
10.10	Letter Agreement between the Company and Marquette Capital Bank, N.A., dated November 4, 1999, as amended by Amendment to Letter Agreement dated March 10, 2000
10.11	Promissory Note between the Company and Marquette Capital Bank, N.A., dated November 4, 1999
10.12	Lease Agreement between the Company and Duke Realty Minnesota, LLC, dated August 18, 1998
10.13	Stock Purchase Warrant between the Company and III-D Capital, LLC, dated July 24, 1998
10.14	August Technology 2000 Annual Award Plan*
10.15	OEM Agreement between the Company and Santok Software Solutions Inc., dated January 26, 2000
10.16	1998 Board of Directors Compensation Plan, adopted by the Board of Directors on October 14, 1998
10.17	August Technology 2000 Employee Stock Purchase Plan

10.18	Guaranty for the benefit of Marquette Capital Bank, N.A., dated November 4, 1999
23.1	Independent Auditors' Report and Consent
23.2	Consent of Fredrikson & Byron, P.A.**
24.1	Power of Attorney (see signature page)
27.1	Financial Data Schedule

*
To be filed by amendment

**
Included in item 5

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
August Technology Corporation
The Offering
Summary Financial Data (in thousands, except per share data)
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
DIVIDEND POLICY
CAPITALIZATION
DILUTION
SELECTED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OUR BUSINESS
MANAGEMENT
PRINCIPAL SHAREHOLDERS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
UNDERWRITING
LEGAL MATTERS
EXPERTS
AVAILABLE INFORMATION
INDEPENDENT AUDITORS' REPORT
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX